Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Earnings release 2Q10
2.	Minutes of the meeting of the Board of Directors held on August 11, 2010
3.	Interim financial information
4.	Notice to shareholders regarding distribution of dividends

Item 1

São Paulo, August 11th, 2010 – Ultrapar Participações S.A. (BMF&BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the second quarter of 2010.

Results conference call

Brazilian conference call
August 13th, 2010
10 a.m. (US EST)
São Paulo - SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
August 13th, 2010
11:30 a.m. (US EST)
Participants in the USA: +1 800 418 6854
Participants in Brazil: 0800 891 9722
Participants International: +1 973 200 3114
Code: Ultrapar or 87948042

IR contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 86.39/share (06/30/10)
UGP = US$ 47.29/ADR (06/30/10)

We completed in this 2Q10 our sixteenth consecutive quarter of growth in Ultrapar’s EBITDA, which reached R$ 433 million, up 35% over 2Q09, with growth in all of our businesses. We also reported in this quarter record net earnings of R$ 196 million, up 110% over 2Q09.

➢ VOLUME GROWTH IN ALL BUSINESSES COMPARED WITH 2Q09 AND 1Q10, AS A RESULT OF THE BRAZILIAN ECONOMIC GROWTH, ACQUISITIONS AND EXPANSION PROJECTS

➢ ULTRAPAR’S EBITDA REACHES R$ 433 MILLION, UP 35% ON 2Q09, WITH GROWTH IN ALL BUSINESSES

➢ ULTRAPAR REPORTS RECORD NET EARNINGS OF R$ 196 MILLION, 110% GROWTH OVER 2Q09

➢ DIVIDEND DISTRIBUTION OF R$ 177 MILLION APPROVED FOR 1H10, CORRESPONDING TO A 53% PAYOUT OF THE CONSOLIDATED NET EARNINGS

➢ CONCLUDED THE SALE OF ULTRACARGO’S IN-HOUSE LOGISTICS, SOLID BULK STORAGE AND ROAD TRANSPORTATION BUSINESSES

 “We are pleased to report the sixteenth consecutive quarter of growth in Ultrapar’s EBITDA. This growth was presented through different economic cycles, backed by the consistent planning and execution of strategy and by our focus on value creation, which drives all the company’s decisions. Our businesses continue to reap the benefits from a more favorable economic environment, highlighting the improvements in Oxiteno´s earnings this quarter. Concurrently, we concluded the sale of Ultracargo’s road transportation, in-house logistics and solid bulk storage businesses, reinforcing its focus on liquid bulk storage”

                                                    Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

Ultrapar’s financial statements for the year ended December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), several guidelines, interpretations and orientations were issued during 2009 with mandatory application for the year ending December 31st, 2010. Ultrapar decided to rely on the option foreseen in Article 1 of CVM Resolution 603/2009, as amended by CVM Resolution 626/2010, an option that allows companies to report their quarterly information for the periods ended June 30th and March 31st, 2010 in accordance with the accounting standards valid on December 31st, 2009.

The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented without elimination of transactions carried out between the companies. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated financial information. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition - Texaco

In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009, after the closing of the acquisition on March 31st, 2009. Ultrapar’s financial statements in periods prior to 2Q09 do not include Texaco’s results.

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for 2Q09, 3Q09, 4Q09, 1Q10 and 2Q10 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of the acquired operations. The analysis and discussion of the progression in Ipiranga’s results presented in this document exclude non-recurring items, in order to provide comparability of the information and a better understanding of the company’s performance.

	IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	JUNE 2010	MARCH 2010¹	DECEMBER 2009	SEPTEMBER 2009	JUNE 2009

Net sales	8,837.6	8,591.5	8,988.7	8,183.6	8,212.9

Cost of sales and services	(8,361.9)	(8,120.2)	(8,483.1)	(7,742.2)	(7,780.5)

Gross profit	475.7	471.2	505.6	441.4	432.4

Operating expenses	(274.6)	(267.5)	(285.4)	(266.4)	(269.2)
Selling	(150.9)	(147.8)	(136.0)	(136.1)	(140.5)
General and administrative	(92.4)	(87.7)	(104.0)	(86.2)	(96.0)
Depreciation and amortization	(31.3)	(32.0)	(45.4)	(44.1)	(32.6)

Other operating results	5.5	6.4	10.1	3.4	2.2

EBIT	206.6	210.1	230.3	178.4	165.4

EBITDA	238.2	242.7	277.9	224.7	200.1
Depreciation and amortization	31.6	32.6	47.6	46.3	34.7
EBITDA margin (R$/m3)	48	53	55	47	43

1 The information for 1Q10 also exclude the effects of adhering the Federal and Mato Grosso State’s tax financing program, with an impact of R$ 22 million on Ipiranga’s EBITDA. Additional information is available in note 22.a. to the financial statements for the quarter ended March 31st, 2010, available on Ultrapar’s website (www.ultra.com.br).

Effect of the divestment – Ultracargo’s road transportation, in-house logistics and solid bulk storage

On July 1 st, 2010, Ultrapar concluded the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon the announcement of the transaction on March 31 st, 2010. Ultrapar and Ultracargo’s financial statements from the 3Q10 onwards will no longer consolidate the results of the businesses sold.

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Summary of the 2nd quarter 2010

Ultrapar – Consolidated data	2Q10	2Q09	1Q10	Δ (%) 2Q10v2Q09	Δ (%) 2Q10v1Q10	1H10	1H09	Δ (%) 1H10v1H09
Net sales and services	10,377	9,622	9,941	8%	4%	20,318	16,033	27%
Gross profit	823	694	724	19%	14%	1,547	1,221	27%
Operating profit	337	215	261	57%	29%	598	393	52%
EBITDA	433	321	362	35%	20%	796	595	34%
Net earnings	196	93	141	110%	39%	337	184	82%
Earnings per share¹	1.46	0.70	1.05	110%	39%	2.51	1.38	82%
Amounts in R$ million (except for EPS)
¹Calculated based on the number of shares over the period, excluding shares held in treasury.

Ultragaz – Operational data	2Q10	2Q09	1Q10	Δ (%) 2Q10v2Q09	Δ (%) 2Q10v1Q10	1H10	1H09	Δ (%) 1H10v1H09
Total volume (000 tons)	407	401	371	2%	10%	778	765	2%
Bottled	282	281	257	0%	10%	539	538	0%
Bulk	125	119	114	4%	10%	238	227	5%

Ipiranga – Operational data	2Q10	2Q09	1Q10	Δ (%) 2Q10v2Q09	Δ (%) 2Q10v1Q10	1H10	1H09	Δ (%) 1H10v1H09
Total volume (000 m³)	4,985	4,635	4,600	8%	8%	9,585	7,405	29%
Diesel	2,773	2,504	2,488	11%	11%	5,262	4,011	31%
Gasoline, ethanol and NGV	2,092	2,012	2,003	4%	4%	4,095	3,197	28%
Other²	119	120	109	0%	9%	228	198	15%
²Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	2Q10	2Q09	1Q10	Δ (%) 2Q10v2Q09	Δ (%) 2Q10v1Q10	1H10	1H09	Δ (%) 1H10v1H09
Total volume (000 tons)	176	160	164	10%	7%	339	284	20%
Product mix
Specialty chemicals	160	139	152	15%	6%	312	254	23%
Glycols	15	21	12	(26%)	28%	28	29	(6%)
Geographical mix
Sales in Brazil	126	107	117	18%	8%	243	193	26%
Sales outside Brazil	49	53	47	(7%)	5%	96	90	6%

Ultracargo – Operational data	2Q10	2Q09	1Q10	Δ (%) 2Q10v2Q09	Δ (%) 2Q10v1Q10	1H10	1H09	Δ (%) 1H10v1H09
Effective storage³ (000 m3)	558	491	535	14%	4%	546	464	18%
Total kilometrage (million)	5.1	5.8	5.0	(13%)	2%	10.1	12.0	(16%)
³Monthly average

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Macroeconomic indicators	2Q10	2Q09	1Q10	Δ (%) 2Q10v2Q09	Δ (%) 2Q10v1Q10	1H10	1H09	Δ (%) 1H10v1H09
Average exchange rate (R$/US$)	1.79	2.07	1.80	(14%)	(1%)	1.80	2.19	(18%)
Brazilian interbank interest rate (CDI)	2.2%	2.4%	2.0%			4.3%	5.3%
Inflation in the period (IPCA)	1.0%	1.3%	2.0%			3.1%	2.6%

Highlights

➢
Dividend distribution of R$ 177 million approved – On this date, the Board of Directors of Ultrapar approved the dividend payment of R$ 177 million, equivalent to R$ 1.32 per share, as an advance of the dividends for the fiscal year 2010, to be paid from August 27, 2010. This amount corresponds to a 53% payout of the net earnings of the first half of 2010, representing an annualized dividend yield of 3% over Ultrapar's average share price in the same period.

➢
Ultracargo concludes the sale of its in-house logistics, solid bulk storage and road transportation businesses and focus its activities on the storage for liquid bulk – On July 1st, 2010, Ultrapar concluded the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million by Ultracargo, in addition to the R$ 8 million deposit received upon the announcement of the transaction on March 31st, 2010. This transaction allows Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a leadership position and will pursue opportunities to maximize the benefits from the increasing demand for logistics infrastructure in Brazil.

➢
Reduction in the cost of debt and extension in the debt maturity profile – In June 2010, Ultrapar’s Board of Directors approved the hiring of a loan in the total amount of R$ 900 million, with a four-year term and interest rate equivalent to 99% of CDI (interbank deposit rate). This loan reduces the average cost of debt of the company and provides higher financial flexibility.

Executive summary of the results

The economic indicators related to the second quarter of 2010 point to the continued expansion of the Brazilian economy, evidenced by the 9% growth of the Brazilian GDP in 1Q10 over the same period of 2009, notably the industrial segment that grew 15%. Such growth, boosted by the strong domestic market and credit expansion, has positively reflected in a robust labor market and real income increase. The number of light vehicles licensed in 1H10 accumulates a 7% increase compared with the same period of 2009. However, the effects of the greater dynamism of the economy in inflation led the Central Bank to raise the basic interest rate (SELIC) to 10.75%, the third increase in 2010. In the international environment, after the strong increase in 2009, commodities prices have been relatively stable, especially oil, which, in 2010, has been traded at around US$ 75 to US$ 85/barrel.

In 2Q10, Ultragaz’s sales volume grew by 2% compared with 2Q09, boosted by the 4% growth in the bulk segment, as a result of the higher level of economic activity. Ultragaz’s EBITDA reached R$ 83 million in the quarter, up 13% from 2Q09, mainly as a result of a recovery in margins, to which the operational efficiency programs implemented and the performance in the bulk segment contributed.

At Ipiranga, fuel sales volume grew by 8% in 2Q10 over 2Q09, as a consequence of greater economic dynamism and the continued growth of the Brazilian light vehicle fleet. Ipiranga’s EBITDA in 2Q10 amounted to R$ 238 million, up 19% over 2Q09, resulting in an EBITDA of R$ 48/m3, higher than the R$ 43/m3 margin for 2Q09.

In 2Q10, Oxiteno reported a 10% sales volume growth compared with 2Q09, on the back of the higher level of economic activity in the domestic market and expansions in production capacity. EBITDA amounted to R$ 71 million in 2Q10, comparing with R$ 29 million in 2Q09, despite the 14% stronger Real, due to (i) the increase in sales volume, (ii) the recovery in margins, to which the recent stability in raw materials prices and a enhanced product mix contributed, and (iii) the effect of historical costs higher than replacement costs in 2Q09.

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Ultracargo reported average effective storage 14% higher than in 2Q09, mainly due to the consolidation of the acquired terminal in Suape in December 2009 and the higher volume of operations in Aratu terminal, as a result of the expansion completed in 2009. On the other hand, total kilometrage travelled in 2Q10 declined by 13% from 2Q09, especially due to Ultracargo’s decision to reduce its presence in some segments during 2009. As a result, Ultracargo’s EBITDA totaled R$ 28 million in 2Q10, up 1% over 2Q09.

Ultrapar’s consolidated EBITDA totaled R$ 433 million in 2Q10, up 35% over 2Q09, due to the EBITDA growth in all businesses. Net earnings for 2Q10 reached R$ 196 million, up 110% over 2Q09, mainly as a result of the growth in EBITDA.

Operational performance

Ultragaz – In 2Q10, Ultragaz’s sales volume amounted to 407 thousand tons, up 2% over 2Q09. In the bottled segment, Ultragaz sales volume remained stable compared with 2Q09. In the bulk segment, sales volume grew 4% due to the higher level of economic activity and a recovery in the industrial activity. Compared with 1Q10, Ultragaz’s sales volume increased by 10%, as a result of seasonality between periods. For the first half of 2010, Ultragaz’s sales volume totals 778 thousand tons, 2% growth compared with 1H09.

Ultragaz – Sales volume (000 tons)

Ipiranga – Ipiranga’s sales volume totaled 4,985 thousand cubic meters in 2Q10, 8% higher than that in 2Q09. Sales volume of fuels for light vehicles grew by 4%, mainly as a consequence of the increase in the light vehicle fleet during the last 12 months. Diesel volume grew by 11% due to the higher level of economic activity in 2Q10. Compared with 1Q10, sales volume increased by 8% as a result of seasonality between quarters. In 1H10, Ipiranga’s sales volume totals 9,585 thousand cubic meters, up 29% over 1H09, mainly due to the consolidation of Texaco’s volume from 2Q09 onwards.

Ipiranga – Sales volume (000 m3)

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Oxiteno – Oxiteno’s sales volume totaled 176 thousand tons, up 10% (16 thousand tons) over 2Q09, highlighting the 15% increase in sales volume of specialty chemicals, on the back of higher level of economic activity compared with 2Q09 and enabled by the expansions in the production capacity. In the Brazilian market, sales volume increased by 18% (19 thousand tons), with positive progression in all markets, notably in specialty chemicals sold to the cosmetics, agrochemicals and coatings industries. Sales volume outside Brazil decreased by 7% (4 thousand tons) due to higher spot sales of glycols in 2Q09. Compared with 1Q10, sales volume increased by 7% (12 thousand tons) as a result of seasonality between quarters. Oxiteno’s sales volume for 1H10 totals 339 thousand tons, up 20% over 1H09.

Oxiteno – Sales volume (000 tons)

Ultracargo – In 2Q10, Ultracargo reported a 14% increase in average effective storage compared with 2Q09, due to the consolidation of the terminal acquired in Suape in December 2009 and higher volume of operations in Aratu terminal, on the back of the capacity expansion completed, partially offset by a reduction in the handling of ethanol. In the transportation segment, total kilometrage travelled in 2Q10 declined by 13% compared with 2Q09, especially due to Ultracargo’s decision to reduce its presence in certain segments during 2009. Compared with 1Q10, Ultracargo’s average effective storage was 4% higher and the total kilometrage travelled increased by 2%. In 1H10, Ultracargo accumulates an 18% increase in the average effective storage of its terminals and a 16% decrease in the total kilometrage travelled.

Ultracargo - Average storage (000 m3)	Ultracargo - Kilometrage travelled (million)

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Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 10,377 million in 2Q10, up 8% over 2Q09, as a consequence of the growth in sales in Ipiranga, Ultragaz and Oxiteno. Compared with 1Q10, Ultrapar’s net sales and services increased by 4% due to seasonality between the periods. In the first half of 2010, Ultrapar's net sales and services amounted to R$ 20,318 million, up 27% compared with the first half of 2009, mainly as a consequence of the consolidation of Texaco's net sales and services from 2Q09 onwards.

Net sales and services (R$ million)

1 Reported values, including non-recurring items

Ultragaz – Ultragaz’s net sales and services amounted to R$ 922 million in 2Q10, up 7% over 2Q09, as a result of higher sales volume, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and commercial initiatives and operational efficiency programs implemented. Compared with 1Q10, net sales and services increased by 10%, in line with the sales volume progression. For 1H10, Ultragaz’s net sales and services totaled R$ 1,764 million, up 8% from 1H09.

Ipiranga – Ipiranga’s net sales and services amounted to R$ 8,838 million in 2Q10, up 8% over 2Q09, in line with sales volume variation. Compared with 1Q10, Ipiranga’s net sales and services revenues grew by 3% as a consequence of the increase in sales volume, partially offset by the lower average price derived from (i) a decrease in the share of gasoline in the product mix in 2Q10 and (ii) the reduction in ethanol cost in 2Q10, due to the increased availability of the product compared with 1Q10. In 1H10, Ipiranga's net sales and services amounted to R$ 17,429 million, a 31% increase compared with 1H09, mainly as a consequence of the consolidation of Texaco's net sales and services from 2Q09 onwards.

Ipiranga – Net sales breakdown by product

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Oxiteno – Oxiteno’s net sales and services totaled R$ 549 million in 2Q10, up 16% over 2Q09, despite the 14% stronger Real, as a consequence of the recovery in average dollar prices and a 10% growth in sales volume. Compared with 1Q10, Oxiteno’s net sales and services increased by 16%, as a consequence of the recovery in average dollar prices and the seasonally higher volume. Net sales and services in 1H10 totaled R$ 1,021 million, up 9% from 1H09.

Ultracargo – Ultracargo’s net sales and services amounted to R$ 86 million in 2Q10, down 2% from 2Q09, despite the 14% increase in average storage, due to a reduction in kilometrage travelled. Compared with 1Q10, Ultracargo’s net sales and services grew by 5%, mainly due to the progression in average storage. For 1H10, Ultracargo’s net sales and services totaled R$ 169 million, down 1% from 1H09.

Cost of goods sold – Ultrapar’s cost of goods sold amounted to R$ 9,554 million in 2Q10, up 7% from 2Q09, as a result of the higher volume of operations in all the businesses. Compared with 1Q10, Ultrapar’s cost of goods sold increased by 4%, especially due to seasonality between quarters. In the first half of 2010, Ultrapar's cost of goods sold amounted to R$ 18,771 million, a 27% increase compared with the first half of 2009, mainly as a consequence of the consolidation of Texaco's cost of goods sold from 2Q09 onwards.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 760 million in 2Q10, up 5% over 2Q09, as a consequence of a 6% increase in ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and higher sales volume. Compared with 1Q10, the cost of products sold increased by 9%, mostly in line with the sales volume variation. For 1H10, Ultragaz’s cost of goods sold totaled R$ 1,456 million, 6% higher than that in 1H09.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 8,362 million in 2Q10, up 7% over 2Q09, mainly as a result of the 8% growth in sales volume. Compared with 1Q10, the cost of goods sold grew by 3%, lower than the growth of 8% in the volume, as a consequence of (i) a decrease in the share of gasoline in the product mix in 2Q10 and (ii) the decrease in ethanol cost in 2Q10, due to the increased availability of the product compared with 1Q10. In 1H10, Ipiranga’s cost of goods sold totaled R$ 16,482 million, 31% higher than that reported in 1H09, mainly as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 onwards.

Oxiteno – Oxiteno’s cost of goods sold in 2Q10 amounted to R$ 422 million, up 5% over 2Q09, as a result of the 10% increase in sales volume and higher costs of raw material in dollars, partially offset by the 14% stronger Real. Compared with 1Q10, Oxiteno’s cost of goods sold increased by 8%, in line with sales volume variation, while raw material prices in dollars and the exchange rate remained stable in the period. For 1H10, Oxiteno’s cost of goods sold totaled R$ 814 million, up 5% from 1H09.

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 43 million in 2Q10, down 16% over 2Q09, mainly due to its reduced presence in the transportation segment and a R$ 6 million reduction in depreciation resulting from the revision in the useful life of assets. Compared with 1Q10, Ultracargo’s cost of services provided grew by 5%, due to the progression in the volume of operations. For 1H10, Ultracargo’s cost of services provided totaled R$ 83 million, down 16% from 1H09.

Sales, general and administrative expenses – Sales, general and administrative expenses at Ultrapar reached R$ 487 million in 2Q10, up 2% and 4% on 2Q09 and 1Q10, respectively. In the first half of 2010, Ultrapar’s sales, general and administrative expenses totaled R$ 957 million, up 15% compared with the first half of 2009, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards.

Ultragaz – Ultragaz’s sales, general and administrative expenses amounted to R$ 106 million in 2Q10, up 13% over 2Q09 as a consequence of (i) an increase in personnel expenses, due to the effects of inflation and higher variable compensation, in line with the earnings progression, and (ii) an increase in expenses related to promotional and sales campaigns. Compared with 1Q10, sales, general and administrative expenses decreased by 1%, with the increase in sales volume offset by higher expenses related to promotional and sales campaigns in 1Q10. For 1H10, Ultragaz’s sales, general and administrative expenses totaled R$ 212 million, up 17% compared with 1H09.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 275 million in 2Q10, up 2% compared with 2Q09, despite the 8% increase in sales volume, due to the implementation of the operational and administrative synergy plan. Compared with 1Q10, sales, general and administrative expenses increased by 3%, despite the 8% increase in sales volume, due to higher expenses related to advertising and marketing in 1Q10. Excluding depreciation, Ipiranga’s

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sales, general and administrative expenses represented R$ 49/m3 of product sold, lower than the R$ 51/m3 in 2Q09 and in 1Q10. For 1H10, Ipiranga’s sales, general and administrative expenses totaled R$ 542 million, up 21% from 1H09, mainly due to the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 81 million in 2Q10, up 19% and 22% compared with 2Q09 and 1Q10 respectively, as a consequence of (i) higher freight expenses resulting from increased sales volume and (ii) higher variable compensation, in line with the strong earnings progression. For 1H10, sales, general and administrative expenses totaled R$ 147 million, up 12% compared with 1H09.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 23 million in 2Q10, up 3% from 2Q09, despite the 14% growth in stored volume and the effects of inflation in the period, mainly as a result of the reduced presence in the transportation segment and operational synergies resulting from União Terminais’ integration during 2009. Compared with 1Q10, Ultracargo’s sales, general and administrative expenses increased by 16%, especially due to higher indemnification expenses related to the transportation segment in 2Q10. For 1H10, sales, general and administrative expenses totaled R$ 43 million, down 5% compared with 1H09.

EBITDA – Ultrapar’s EBITDA amounted to R$ 433 million in 2Q10, 35% and 20% growth over 2Q09 and 1Q10, respectively. In the first half of 2010, Ultrapar’s EBITDA amounted to R$ 796 million, up 34% compared with the first half of 2009 as a result of the EBITDA growth in all businesses and the consolidation of Texaco’s EBITDA from 2Q09 onwards.

EBITDA (R$ million)

1 Reported values, including non-recurring items

Ultragaz – Ultragaz’s EBITDA amounted to R$ 83 million in 2Q10, up 13% over 2Q09, especially due to a recovery in margins, to which the operational efficiency programs implemented contributed, and an improvement in the bulk segment performance, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation. Compared with 1Q10, Ultragaz’s EBITDA increased by 18%, mainly as a consequence of a seasonally higher volume. For 1H10, Ultragaz’s EBITDA reached R$ 154 million, up 22% from 1H09.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 238 million in 2Q10, up 19% over 2Q09, mainly on the back of higher sales volume and the implementation of the operational and administrative synergy plan. Compared with 1Q10, Ipiranga’s EBITDA declined by 2% due to a better product mix in 1Q10. For 1H10, Ipiranga’s EBITDA reached R$ 481 million, up 40% from 1H09.

In 2Q10, Ipiranga’s unit EBITDA margin amounted to R$ 48/m³, a R$ 5/m³ or 11% growth compared to the EBITDA margin of R$ 43/m³ in 2Q09. Compared with 1Q10, Ipiranga’s EBITDA declined by R$ 5/m3 or 9%, mainly due to the variation in the product mix between quarters, derived from the strong fluctuation in the ethanol availability in the market during 1H10.

9

In 2Q10, Ipiranga’s reported EBITDA, which considers non-recurring items, amounted to R$ 236 million, up 37% over 2Q09 and up 12% over 1Q10. For 1H10, Ipiranga’s EBITDA reached R$ 446 million, up 41% from 1H09.

Oxiteno – Oxiteno’s EBITDA totaled R$ 71 million in 2Q10, up 142% over 2Q09, despite the 14% stronger Real, as a consequence of the 10% increase in sales volume and the recovery in margins. Compared with 1Q10, Oxiteno’s EBITDA increased by 79%, as a consequence of seasonally higher volume and the recovery in margins. Oxiteno’s unit EBITDA reached US$ 224/ton in 2Q10, up 155% and 68% over 2Q09 and 1Q10, respectively. For 1H10, Oxiteno’s EBITDA reached R$ 110 million, up 46% from 1H09.

Excluding the effect derived from the process of realization of inventories with historical costs higher than replacement costs of R$ 35 million in 2Q09, Oxiteno’s EBITDA would have increased by 10% compared with 2Q09, despite the 14% stronger Real in this 2Q10.

Ultracargo – Ultracargo’s EBITDA amounted to R$ 28 million in 2Q10, a 1% increase over 2Q09, having the higher volume of operations in its terminals been partially offset by the lower kilometrage travelled in the transportation segment. In relation to 1Q10, the company’s EBITDA decreased by 7%, mainly as a result of higher administrative expenses in 2Q10. For 1H10, Ultracargo’s EBITDA reached R$ 59 million, up 13% from 1H09.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 2Q10 amounted to R$ 96 million, down R$ 9 million and R$ 5 million from 2Q09 and 1Q10, respectively, mainly as a result of the revision in the economic useful life of assets in accordance with Technical Standard ICPC (Brazilian Accounting Pronouncements Committee) 10, in effect from January 1st, 2010 onwards. In 1H10, Ultrapar’s total depreciation costs and expenses amounted to R$ 197 million, down R$ 4 million from 1H09.

Financial result – Ultrapar reported net financial expense of R$ 68 million in 2Q10, R$ 19 million lower than that in 2Q09, mainly as a result of the reduction in the cost of debt and the lower average net debt. The net debt to last 12 months EBITDA ratio decreased from 2.0 times at the end of 2Q09, right after the disbursement for the acquisition of Texaco, to 1.5 time at the end of 2Q10. Compared with 1Q10, net financial expense was R$ 7 million lower. In 1H10, Ultrapar reported net financial expense of R$ 143 million, R$ 3 million lower than that in 1H09.

Net earnings – Ultrapar’s consolidated net earnings in 2Q10 amounted to R$ 196 million, a growth of 110% and 39% over 2Q09 and 1Q10, respectively, mainly due to the EBITDA growth and lower financial expenses in 2Q10. In 1H10, Ultrapar reported net earnings of R$ 337 million, a growth of 82% over 1H09.

Investments – Total investments, net of disposals and repayments, amounted to R$ 211 million in 2Q10, allocated as follows:

•	At Ultragaz, R$ 41 million were invested mainly in new clients in the bulk segment and renewal of LPG bottles.

•
At Ipiranga, R$ 104 million were invested in the conversion of unbranded service stations, new service stations, renewal and improvements of the distribution network. Of the total amount invested, R$ 51 million were related to additions to fixed assets, and R$ 53 million were related to financing and bonuses to clients, net of repayments.

•	At Oxiteno, R$ 49 million were invested, concentrated on projects to expand ethylene oxide and ethoxylates production capacity in Camaçari.

•	Ultracargo invested R$ 14 million, mainly in the expansion of the Suape terminal (30 thousand m3).

10

R$ million	2Q10	1H10	Total investments, net of disposals and repayments (R$ million)
Additions to fixed assets1
Ultragaz	41	79
Ipiranga	51	79
Oxiteno	49	147
Ultracargo	14	20
Total – additions to fixed assets	158	331
Financing and bonuses to clients2 - Ipiranga	53	84
Total investments, net of disposals and repayments	211	415

¹ Includes the consolidation of Serma
² Financing and bonuses to clients are included as working capital in the Cash Flow Statement

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 2Q10 was R$ 38 million/day, 47% higher than the average of R$ 26 million/day in 2Q09, considering the combined trading on the BMF&Bovespa and the NYSE. Ultrapar’s shares closed 2Q10 quoted at R$ 86.39/share at the BM&FBovespa, with an accumulated appreciation of 1% in the quarter and 39% over the last 12 months. In the same periods, the Ibovespa index depreciated by 13% and appreciated by 18%, respectively. At the NYSE, Ultrapar’s shares depreciated by 2% in 2Q10 and appreciated by 50% over the last 12 months, while the Dow Jones index depreciated by 10% in 2Q10 and appreciated by 16% over the last 12 months. Ultrapar closed 2Q10 with a market value of R$ 12 billion, up 39% from 2Q09.

Performance of UGPA4 vs. Ibovespa – 2Q10 (Base 100)	Average daily trading volume (R$ million)

11

Outlook

The dynamism of the Brazilian economy is expected to continue to drive the results of our businesses in the next quarters. At Ipiranga, in addition to the positive impacts of the stronger economic activity in diesel sales, we also have visibility for the continued growth in the vehicle fleet, as evidenced by the announcements of expansion projects by car manufacturers, higher credit availability for car purchasing and low car penetration rates in Brazil. Furthermore, we will continue to implement our network expansion plan, mainly in the North, Northeast and Mid-West regions of Brazil, through the conversion of unbranded stations and acquisitions. Ultragaz, which over the last quarters reported substantial growth in its earnings with the realization of gains of the operational efficiency programs, is expected to benefit from the economic growth effects in the bulk segment volumes. At Oxiteno, the recent stability in raw materials prices combined with the benefits from the increased scale and operational leverage pave the way for the company to realize its earnings potential. Ultracargo, now exclusively focused on liquid bulk storage, will continue to benefit from the maturing process of its recent investments and to work on the expansions underway in its terminals. Finally, we will seek new investment opportunities in all our businesses, that reinforce our strategy of sustained growth and value creation.

Forthcoming events

Conference call / Webcast: August 13th, 2010

Ultrapar will be holding a conference call for analysts on August 13th, 2010 to comment on the company's performance in the second quarter of 2010 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Phone: +55 11 2188 0155
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants in the USA: +1 800 418 6854
Participants in Brazil: 0800 891 9722
Participants International: +1 973 200 3114
Code: Ultrapar or 87948042

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

12

Operational and market Information

Financial focus	2Q10	2Q09	1Q10	1H10	1H09
EBITDA margin Ultrapar	4.2%	3.3%	3.6%	3.9%	3.7%
Net margin Ultrapar	1.9%	1.0%	1.4%	1.7%	1.2%
Focus on human resources	2Q10	2Q09	1Q10	1H10	1H09
Number of employees – Ultrapar	9,331	9,622	9,397	9,331	9,622
Number of employees – Ultragaz	4,021	4,024	4,010	4,021	4,024
Number of employees – Ipiranga	2,289	2,416	2,293	2,289	2,416
Number of employees – Oxiteno	1,529	1,581	1,524	1,529	1,581
Number of employees – Ultracargo	1,168	1,271	1,245	1,168	1,271
Focus on capital markets	2Q10	2Q09	1Q10	1H10	1H09
Number of shares (000)	136,096	136,096	136,096	136,096	136,096
Market capitalization1 – R$ million	11,292	8,330	11,303	11,297	7,902
BM&FBovespa	2Q10	2Q09	1Q10	1H10	1H09
Average daily volume (shares)	371,356	343,928	301,060	336,784	326,954
Average daily volume (R$ 000)	30,776	21,050	24,975	27,923	19,065
Average share price (R$/share)	82.9	61.2	83.0	82.9	58.3
NYSE	2Q10	2Q09	1Q10	1H10	1H09
Quantity of ADRs2 (000 ADRs)	13,029	12,642	13,027	13,029	12,642
Average daily volume (ADRs)	82,315	75,148	86,500	84,357	99,640
Average daily volume (US$ 000)	3,918	2,222	3,992	3,954	2,586
Average share price (US$/ADR)	47.6	29.6	46.2	46.9	26.0
Total	2Q10	2Q09	1Q10	1H10	1H09
Average daily volume (shares)	453,672	419,076	387,560	421,141	426,594
Average daily volume (R$ 000)	37,640	25,651	32,188	34,958	24,769

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1   Calculated based on the weighted average price in the period.
2   1 ADR = 1 preferred share.

13

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2010	2009	2010

ASSETS
Cash and financial investments	2,978.1	1,556.8	1,865.9
Trade accounts receivable	1,643.0	1,707.9	1,597.1
Inventories	1,024.7	979.6	1,012.0
Defered income tax and social contribution	204.8	157.6	203.8
Other	366.8	422.7	388.9
Total Current Assets	6,217.3	4,824.6	5,067.7

Investments	23.2	39.1	23.4
Property, plant and equipment and intangibles	4,745.3	4,570.7	4,727.7
Deferred charges	7.3	12.7	8.6
Financial investments	5.8	7.2	3.0
Defered income tax and social contribution LT	395.5	378.1	417.3
Trade accounts receivable LT	353.4	209.6	329.3
Other long term assets	232.2	158.5	222.0
Total Long Term Assets	5,762.6	5,375.8	5,731.4

TOTAL ASSETS	11,980.0	10,200.4	10,799.0

LIABILITIES
Loans and financing	737.2	880.2	616.0
Debentures	56.7	5.4	27.0
Suppliers	687.4	646.9	667.6
Payroll and related charges	167.2	141.6	133.1
Taxes	194.5	148.6	201.8
Other accounts payable	69.4	62.4	65.6
Total Current Liabilities	1,912.3	1,885.1	1,711.0

Loans and financing	3,315.2	1,839.1	2,512.9
Debentures	1,190.3	1,191.7	1,188.8
Defered income tax and social contribution	26.4	15.8	17.5
Other long term liabilities	361.0	400.8	389.4
Total Long Term Liabilities	4,892.9	3,447.4	4,108.6
TOTAL LIABILITIES	6,805.1	5,332.5	5,819.7

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Capital reserve	1.6	1.1	1.4
Revaluation reserves	7.9	9.2	7.8
Profit reserves	1,133.7	941.3	1,133.1
Mark to market adjustments	(3.8)	(4.5)	(2.0)
Cumulative translation adjustment	(19.7)	0.6	(19.0)
Retained earnings	336.7	185.4	140.8
Total Stockholders' Equity	5,153.1	4,829.8	4,958.8
Minority Interests	21.7	38.1	20.5
TOTAL STOCKHOLDERS' EQUITY & M.I.	5,174.9	4,867.9	4,979.4

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	11,980.0	10,200.4	10,799.0

Cash and financial investments	2,983.8	1,564.0	1,868.9
Debt	5,299.3	3,916.4	4,344.7
Net cash (debt)	(2,315.5)	(2,352.3)	(2,475.7)

14

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2010	2009	2010	2010	2009

Net sales and services	10,377.4	9,621.8	9,940.8	20,318.2	16,033.2

Cost of sales and services	(9,554.5)	(8,927.5)	(9,216.4)	(18,770.9)	(14,812.7)

Gross profit	822.9	694.3	724.4	1,547.3	1,220.5

Operating expenses
Selling	(232.4)	(230.9)	(224.9)	(457.3)	(382.1)
General and administrative	(189.1)	(182.6)	(176.3)	(365.3)	(327.2)
Depreciation and amortization	(65.9)	(66.4)	(68.8)	(134.7)	(123.7)

Other operating income (expenses)	1.8	0.7	6.6	8.4	5.5

EBIT	337.3	215.1	261.1	598.4	393.0

Financial results	(67.8)	(86.9)	(75.3)	(143.1)	(145.9)
Financial income	50.6	31.4	46.2	96.9	89.8
Financial expenses	(118.5)	(118.2)	(121.5)	(240.0)	(235.7)

Equity in earnings (losses) of affiliates	(0.2)	0.1	0.0	(0.1)	0.0

Other income (expense)	(2.2)	6.9	0.9	(1.4)	9.9

Income before taxes	267.1	135.2	186.7	453.8	257.1

Provision for income and social contribution tax	(78.3)	(43.4)	(56.5)	(134.8)	(79.6)
Benefit of tax holidays	8.5	2.8	7.1	15.6	9.8

Income before minority interest	197.3	94.7	137.3	334.6	187.2

Minority interest	(1.3)	(1.4)	3.2	1.9	(2.7)

Net Income	196.0	93.3	140.5	336.5	184.5

EBITDA	433.4	320.6	362.4	795.8	594.7
Depreciation and amortization	96.1	105.5	101.3	197.4	201.7
Total investments, net of disposals and repayments	210.9	138.9	204.6	415.5	1,430.2

RATIOS

Earnings / share - R$	1.46	0.70	1.05	2.51	1.38

Net debt / Stockholders' equity	0.45	0.48	0.50	0.45	0.48
Net debt / LTM EBITDA	1.49	1.96	1.72	1.49	1.96
Net interest expense / EBITDA	0.16	0.27	0.21	0.18	0.25
Gross margin	7.9%	7.2%	7.3%	7.6%	7.6%
Operating margin	3.3%	2.2%	2.6%	2.9%	2.5%
EBITDA margin	4.2%	3.3%	3.6%	3.9%	3.7%

15

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - JUN
	2010	2009

Cash Flows from operating activities	458.4	702.6
Net income	336.5	184.5
Minority interest	(1.9)	2.7
Depreciation and amortization	197.4	201.7
Working capital	(247.6)	256.9
Financial expenses (A)	193.1	17.9
Deferred income and social contribution taxes	55.1	1.4
Other (B)	(74.3)	37.5

Cash Flows from investing activities	(331.3)	(1,404.7)
Additions to fixed assets, net of disposals	(331.3)	(212.9)
Acquisition and sale of equity investments	-	(1,191.8)

Cash Flows from (used in) financing activities	573.5	103.1
Issuances of short term debt	167.8	109.4
Amortization of short term debt	(1,386.3)	(1,637.0)
Issuances of long term debt	1,969.2	1,753.4
Related companies	(2.6)	(0.2)
Dividends paid (C)	(163.3)	(122.5)
Other (D)	(11.4)	-

Net increase (decrease) in cash and cash equivalents	700.6	(599.0)

Cash from subsidiaries acquired	-	29.4

Cash and cash equivalents at the beginning of the period (E)	2,283.2	2,133.6

Cash and cash equivalents at the end of the period (E)	2,983.8	1,564.0

Supplemental disclosure of cash flow information
Cash paid for interest (F)	144.4	125.7
Cash paid for income and social contribution taxes (G)	19.9	15.9

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of cost of permanent asset sold and noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Minority interest portion in the capital reduction of Utingás, in wich Ultragaz holds a 56% stake.
(E)	Includes long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

16

ULTRAGAZ
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2010	2010	2009

OPERATING ASSETS
Trade accounts receivable	173.8	188.1	169.2
Trade accounts receivable - noncurrent portion	27.9	23.3	29.7
Inventories	38.7	28.8	38.7
Other	26.3	27.3	25.8
Property, plant and equipment and intangibles	536.5	544.0	525.4
Deferred charges	7.3	12.7	8.6

TOTAL OPERATING ASSETS	810.4	824.2	797.3

OPERATING LIABILITIES
Suppliers	38.5	46.2	26.1
Payroll and related charges	60.3	47.7	49.9
Taxes	8.1	5.0	7.1
Other accounts payable	5.1	3.6	4.9

TOTAL OPERATING LIABILITIES	112.0	102.5	87.9

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2010	2009	2010	2010	2009

Net sales	922.4	862.8	841.7	1,764.1	1,627.9

Cost of sales and services	(759.5)	(724.1)	(696.5)	(1,456.0)	(1,378.3)

Gross profit	162.9	138.7	145.2	308.1	249.6

Operating expenses
Selling	(44.8)	(38.6)	(43.4)	(88.1)	(75.1)
General and administrative	(30.6)	(25.6)	(30.5)	(61.1)	(47.2)
Depreciation and amortization	(30.4)	(29.7)	(32.7)	(63.1)	(59.1)

Other operating results	(4.2)	(0.9)	(0.5)	(4.6)	(1.3)

EBIT	53.0	43.9	38.3	91.2	66.9

EBITDA	83.4	73.6	70.9	154.3	126.0
Depreciation and amortization	30.4	29.7	32.7	63.1	59.1

RATIOS

Gross margin (R$/ton)	400	346	392	396	326
Operating margin (R$/ton)	130	110	103	117	88
EBITDA margin (R$/ton)	205	184	191	198	165

17

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	1,150.7	1,238.4	1,158.4
Trade accounts receivable - noncurrent portion	325.1	185.9	299.3
Inventories	646.8	590.0	667.0
Other	183.1	188.9	199.2
Property, plant and equipment and intangibles	1,366.4	1,407.9	1,385.9

TOTAL OPERATING ASSETS	3,672.1	3,611.2	3,709.8

OPERATING LIABILITIES
Suppliers	524.7	499.4	539.9
Payroll and related charges	49.3	48.6	37.8
Post-retirement benefits	86.6	85.9	86.6
Taxes	112.0	98.0	121.7
Other accounts payable	11.3	12.1	7.7

TOTAL OPERATING LIABILITIES	783.9	744.0	793.7

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2010	2009	2010	2010	2009

Net sales	8,837.6	8,212.9	8,572.5	17,410.1	13,326.4

Cost of sales and services	(8,361.9)	(7,780.5)	(8,123.7)	(16,485.6)	(12,602.8)

Gross profit	475.7	432.4	448.8	924.5	723.7

Operating expenses
Selling	(152.1)	(161.2)	(149.1)	(301.2)	(248.9)
General and administrative	(93.7)	(103.1)	(96.7)	(190.4)	(169.5)
Depreciation and amortization	(31.3)	(32.6)	(32.0)	(63.4)	(57.0)

Other operating results	5.5	2.2	6.4	11.9	6.6

EBIT	204.1	137.7	177.4	381.5	254.9

EBITDA	235.6	172.4	210.0	445.6	315.9
Depreciation and amortization	31.6	34.7	32.6	64.2	61.0

RATIOS

Gross margin (R$/m3)	95	93	98	96	98
Operating margin (R$/m3)	41	30	39	40	34
EBITDA margin (R$/m3)	47	37	46	46	43

18

OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	281.9	243.8	238.5
Inventories	312.5	335.5	280.4
Other	123.6	134.8	130.3
Property, plant and equipment and intangibles	1,555.8	1,436.4	1,536.7

TOTAL OPERATING ASSETS	2,273.8	2,150.5	2,185.9

OPERATING LIABILITIES
Suppliers	105.2	87.9	91.0
Payroll and related charges	42.1	30.8	27.1
Taxes	22.3	20.2	21.1
Other accounts payable	3.5	5.5	4.0

TOTAL OPERATING LIABILITIES	173.1	144.4	143.1

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2010	2009	2010	2010	2009

Net sales	549.2	472.7	472.1	1,021.2	932.8

Cost of goods sold
Variable	(355.3)	(337.0)	(327.5)	(682.7)	(634.2)
Fixed	(44.1)	(39.6)	(40.6)	(84.7)	(94.6)
Depreciation and amortization	(22.4)	(23.8)	(24.0)	(46.4)	(47.7)

Gross profit	127.4	72.3	80.0	207.4	156.3

Operating expenses
Selling	(34.7)	(30.5)	(32.3)	(67.1)	(57.3)
General and administrative	(44.2)	(35.8)	(31.9)	(76.1)	(70.6)
Depreciation and amortization	(1.9)	(1.9)	(2.0)	(3.9)	(3.3)

Other operating results	(0.3)	(0.5)	(0.2)	(0.5)	(0.8)

EBIT	46.3	3.5	13.5	59.8	24.4

EBITDA	70.6	29.2	39.5	110.1	75.4
Depreciation and amortization	24.3	25.7	26.0	50.3	51.0

RATIOS

Gross margin (R$/ton)	726	452	488	611	551
Operating margin (R$/ton)	264	22	82	176	86
EBITDA margin (R$/ton)	402	183	241	325	266

19

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2010	2009	2010

OPERATING ASSETS
Trade accounts receivable	28.7	32.5	26.9
Inventories	2.4	2.7	2.4
Other	13.7	11.9	12.5
Property, plant and equipment and intangibles	473.0	425.7	467.4

TOTAL OPERATING ASSETS	517.7	472.7	509.3

OPERATING LIABILITIES
Suppliers	13.8	14.3	14.8
Payroll and related charges	12.4	12.3	15.9
Taxes	4.6	3.3	3.3
Other accounts payable¹	30.4	12.5	25.9

TOTAL OPERATING LIABILITIES	61.2	42.4	59.9

¹ Includes the long term obligations with clients account

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2010	2009	2010	2010	2009

Net sales	86.4	88.2	82.5	168.9	169.9

Cost of sales and services	(42.7)	(50.8)	(40.6)	(83.3)	(98.9)

Gross profit	43.7	37.4	41.9	85.6	70.9

Operating expenses
Selling	(0.3)	(0.2)	0.5	0.2	(0.3)
General and administrative	(23.0)	(22.3)	(20.6)	(43.5)	(45.3)
Depreciation and amortization	(0.1)	(0.2)	(0.1)	(0.1)	(0.4)

Other operating results	0.6	0.3	0.9	1.6	0.9

EBIT	21.0	15.0	22.7	43.7	25.9

EBITDA	28.4	28.2	30.4	58.8	52.2
Depreciation and amortization	7.4	13.2	7.7	15.1	26.4

RATIOS

Gross margin	51%	42%	51%	51%	42%
Operating margin	24%	17%	28%	26%	15%
EBITDA margin	33%	32%	37%	35%	31%

20

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2010	2009	2010	2010	2009

Net sales
Ultrapar	5,790.6	4,637.5	5,515.2	11,305.0	7,310.9
Ultragaz	514.7	415.8	467.0	981.5	742.3
Ipiranga	4,931.4	3,958.5	4,756.1	9,687.0	6,076.7
Oxiteno	306.4	227.8	261.9	568.2	425.3
Ultracargo	48.2	42.5	45.8	94.0	77.5

EBITDA
Ultrapar	241.8	154.5	201.1	442.8	271.2
Ultragaz	46.5	35.5	39.3	85.9	57.5
Ipiranga	131.5	83.1	116.5	248.0	144.1
Oxiteno	39.4	14.1	21.9	61.3	34.4
Ultracargo	15.8	13.6	16.9	32.7	23.8

EBIT
Ultrapar	188.2	103.7	144.8	333.0	179.2
Ultragaz	29.6	21.2	21.2	50.8	30.5
Ipiranga	113.9	66.3	98.4	212.2	116.2
Oxiteno	25.8	1.7	7.5	33.3	11.1
Ultracargo	11.7	7.2	12.6	24.3	11.8

EBITDA margin
Ultrapar	4%	3%	4%	4%	4%
Ultragaz	9%	9%	8%	9%	8%
Ipiranga	3%	2%	2%	3%	2%
Oxiteno	13%	6%	8%	11%	8%
Ultracargo	33%	32%	37%	35%	31%

EBITDA margin / volume
Ultragaz (US$/ton)	114	89	106	110	75
Ipiranga (US$/m3)	26	18	25	26	19
Oxiteno (US$/ton)	224	88	134	181	121

Net income
Ultrapar	109.4	45.0	78.0	187.2	84.1

Net income / share (US$)	0.82	0.34	0.58	1.40	0.63

21

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in June/2010
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/	Weighted average interest
							Currency	rate (% p.y.)	Maturity
Foreign Currency

Notes	446.4	-	-	-	-	446.4	US$	7.2	2015
Syndicated loan	-	107.8	-	-	-	107.8	US$ + LIBOR	1.2	2011
Advances on Foreign Exchange Contracts	-	103.4	-	-	-	103.4	US$	1.9	< 229 days
BNDES	16.3	39.9	0.5	1.5	-	58.2	US$	6.2	2010 to 2016
Import Financing (FINIMP) - RPR	-	-	-	-	17.4	17.4	US$	3.5	2010
Financial institutions	-	17.1	-	-	-	17.1	MX$ + TIIE	2.4	2010 to 2014
Financial institutions	-	8.6	-	-	-	8.6	US$ + LIBOR	1.9	2010 to 2011
Import Financing (FINIMP) - Tequimar	-	-	0.9	-	-	0.9	US$	7.0	2012
Financial institutions	-	0.1	-	-	-	0.1	BS	28.0	2013
BNDES	0.0	-	0.1	-	-	0.1	UMBNDES	8.1	2010 to 2011

Subtotal	462.7	276.9	1.4	1.5	17.4	760.0

Local Currency

Banco do Brasil fixed rate1	-	-	-	1,801.3	-	1,801.3	R$	11.8	2012 to 2015
Debentures	-	-	-	-	1,246.9	1,246.9	CDI	108.5	2012
BNDES	320.4	478.0	96.0	230.6	-	1,125.0	TJLP	3.8	2010 to 2019
Loan - MaxFácil	-	-	-	115.6	-	115.6	CDI	100.0	2010
Banco do Nordeste do Brasil	-	106.0	-	-	-	106.0	R$	8.5	2018
Research and projects financing (FINEP)	-	65.6	-	-	-	65.6	TJLP	0.8	2010 to 2014
Working capital loan - União Vopak/RPR	-	-	0.2	-	30.2	30.4	CDI	117.8	2010 to 2014
BNDES	3.9	18.3	0.0	5.4	0.2	27.8	R$	5.0	2015 to 2019
Agency for Financing Machinery and Equipment (FINAME)	-	0.5	-	9.3	-	9.8	TJLP	3.1	2010 to 2013
Financial leasing floating rate	-	-	-	7.8	-	7.8	CDI	1.7	2010 to 2011
Financial leasing fixed rate	-	-	-	0.1	1.8	1.8	R$	13.6	2011 to 2014
Others	-	-	-	1.4	-	1.4	CDI	1.7	2010 to 2011

Subtotal	324.3	668.3	96.2	2,171.5	1,279.0	4,539.3

Total	787.0	945.2	97.6	2,173.0	1,296.4	5,299.3

Composition per annum

Up to 1 year	97.6	371.6	26.2	211.2	87.2	793.8
From 1 to 2 years	140.5	213.7	32.7	528.0	4.8	919.7
From 2 to 3 years	72.8	141.3	22.2	826.9	1,202.2	2,265.4
From 3 to 4 years	15.8	84.0	9.4	301.8	2.2	413.2
From 4 to 5 years	8.8	50.7	6.4	304.0	0.0	370.0
Thereafter	451.6	83.9	0.7	1.1	0.1	537.3

Total	787.0	945.2	97.6	2,173.0	1,296.4	5,299.3

TIIE = Interbank Interest Rate Even / UMBNDES = BNDES Basket of Currencies / CDI = interbank deposit rate / BS = Bolivar Forte from Venezuela

	Balance in June/2010
					Ultrapar Parent Company / Other	Ultrapar Consolidated
	Ultragaz	Oxiteno	Ultracargo	Ipiranga

CASH AND LONG TERM INVESTMENTS	297.5	504.3	78.2	1,596.4	507.3	2,983.8

1 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI

22

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nº 33.256.439/0001 - 39                                  NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (09/2010)

Date, Time and Location:
August 11th, 2010, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
(i) Members of the Board of Directors, duly signed; and (ii) members of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law.

Discussed and approved matters:

1.	Having analyzed and discussed the performance of the Company in the second quarter of the current year, the respective financial statements were approved.

2.
“Ad referendum” of the General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the current fiscal year, to approve the dividends distribution, to be deducted from the net income account for the current year, in the total amount of R$ 176,814,805.20 (one hundred seventy-six million, eight hundred fourteen thousand, eight hundred five reais and

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on August 11th, 2010)

twenty cents). Holders of common and preferred shares are entitled to receive R$ 1.32 (one real and thirty two cents) per share, excluding the shares held in treasury at this date.

3.
Dividends declared herein will be paid from August 27th, 2010 onwards, without remuneration or monetary adjustment. The record date for receiving the hereby approved dividends will be August 18th, 2010 in Brazil and August 23rd, 2010 in the United States of America.

4.	The members of the Board of Directors were updated about strategic and expansion projects of the Company’s subsidiaries.

Observation: The deliberations were approved by all members of the Board of Directors present, except for Board Member Renato Ochman, who abstained from voting.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on August 11th, 2010)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present, including the member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Renato Ochman

Luiz Carlos Teixeira

Flavio César Maia Luz - Member of the Fiscal Council

Item 3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information June 30, 2010

Ultrapar Participações S.A. and Subsidiaries

Interim financial statements

as of June 30, 2010 and 2009

Table of contents

Independent accountant’s review report	3 - 4

Identification	5

Balance sheets	6 - 7

Income statements	8

Statements of changes in shareholders’ equity	10

Statements of cash flows - Indirect method	14

Notes to the financial statements	18

Other information considered material
by the company	69

Investment in the subsidiaries	71

MD&A – Analysis of consolidated earnings	72 - 78

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the accounting information included in the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and in the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2010, comprising the balance sheet, the statements of income, cash flows, changes in shareholders’ equity, management report and explanatory notes, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for these to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.
As described in Explanatory Note 2, during 2009, the Brazilian Securities and Exchange Commission (CVM) approved several pronouncements, interpretations and guidance issued by the Accounting Pronouncements Committee (CPC), which are effective as from January 1, 2010 and changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, Management of the Company and its subsidiaries opted to present its Quarterly Financial Information in accordance with accounting practices adopted in Brazil until December 31, 2009, not applying these new accounting pronouncements, which have mandatory application for the fiscal year 2010. As required by the above mentioned CVM Resolution 603/09, the Company disclosed this fact in Explanatory Note 2  to the Quartely Financial Information, and described the main changes that could impact its year-ending financial statements, as well as it clarified the reasons for not disclosing the estimate of the possible effects in Company’s  shareholder’s equity and statements of income, as required by this Resolution.

São Paulo, August 10, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	06/30/2010	03/31/2010	06/30/2009
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	86,666
3 - Total	136,096	136,096	136,096
Treasury Share
4 - Common	7	7	7
5 - Preferred	2,138	2,138	2,201
6 - Total	2,145	2,145	2,208

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2010 and March 31, 2010

(In thousands of Reais)

		Parent		Consolidated
Assets
	Note	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Current assets
Cash and cash equivalents	5	421,683	32,307	2,446,702	1,500,396
Financial investments	5	56,761	20,000	531,351	365,511
Trade accounts receivable	6	-	-	1,643,016	1,597,101
Inventories	7	-	-	1,024,700	1,011,973
Recoverable taxes	8	31,690	37,344	310,558	310,542
Deferred income and social contribution taxes	10.a)	4	589	204,799	203,785
Dividends receivable		-	30	-	-
Other receivables		824	2,384	18,218	30,799
Prepaid expenses	11	-	-	37,996	47,548
Total current assets		510,962	92,654	6,217,340	5,067,655

Non-current assets
Long-term assets
Financial investments	5	-	-	5,788	3,042
Trade accounts receivable	6	-	-	353,352	329,320
Related companies	9.a)	770,674	750,000	10,174	9,376
Deferred income and social contribution taxes	10.a)	176	161	395,477	417,344
Recoverable taxes	8	34,001	21,586	78,341	65,136
Escrow deposits		232	232	108,094	106,890
Other receivables		-	-	969	1,195
Prepaid expenses	11	-	-	34,576	39,353
		805,083	771,979	986,771	971,656

Investments
Subsidiaries	12.a)	4,858,395	5,085,532	-	-
Affiliates	12.b)	-	-	12,321	12,486
Others		-	-	10,918	10,954
Property, plant and equipment	13 and 16.g)	-	-	3,885,743	3,866,947
Intangible assets	14	246,163	246,163	859,603	860,742
Deferred charges	15	-	-	7,283	8,591
		5,104,558	5,331,695	4,775,868	4,759,720

Total non-current assets		5,909,641	6,103,674	5,762,639	5,731,376

Total assets		6,420,603	6,196,328	11,979,979	10,799,031

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2010 and March 31, 2010

(In thousands of Reais)

		Parent		Consolidated

Liabilities	Note	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Current liabilities
Loans and financing	16	-	-	729,062	606,613
Debentures	16.f)	56,651	26,956	56,651	26,955
Finance leases	16.g)	-	-	8,090	9,391
Trade payables		216	148	687,396	667,585
Salaries and related charges		110	100	167,191	133,079
Taxes payable		30	53	152,689	161,912
Dividends payable		2,093	2,139	7,471	7,645
Income tax and social contribution payable		5	5	40,242	38,225
Deferred income and social contribution taxes	10.a)	-	-	1,565	1,698
Post-employment benefits	23.b)	-	-	11,955	11,955
Provision for contingencies	22.a)	-	-	23,087	21,660
Other payables		214	649	26,860	24,318
Total current liabilities		59,319	30,050	1,912,259	1,711,036

Non-current liabilities
Long-term liabilities
Financing	16	-	-	3,313,680	2,509,876
Debentures	16.f)	1,190,252	1,188,795	1,190,252	1,188,795
Finance leases	16.g)	-	-	1,569	3,045
Related companies	9.a)	-	-	4,021	4,071
Deferred income and social contribution taxes	10.a)	-	-	26,354	17,500
Provision for contingencies	22.a)	3,592	3,548	218,627	245,888
Post-employment benefits	23.b)	-	-	90,085	90,085
Other payables		-	-	48,271	49,361
Total non-current liabilities		1,193,844	1,192,343	4,892,859	4,108,621

Non-controlling interest		-	-	21,723	20,535

Shareholders’ equity

Share capital	17.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	17.c)	4,482	4,482	1,576	1,426
Revaluation reserve	17.d)	7,873	7,825	7,873	7,825
Profit reserves	17.e)	1,268,850	1,268,850	1,268,850	1,268,850
Treasury shares	17.b)	(123,720)	(123,720)	(135,116)	(135,760)
Valuation adjustment	3.c) and 17.g)	(3,850)	(2,044)	(3,850)	(2,044)
Cumulative translation adjustments	3.n) and 17.h)	(19,708)	(19,047)	(19,708)	(19,047)
Retained earnings		336,740	140,816	336,740	140,816
	17.f	5,167,440	4,973,935	5,153,138	4,958,839
Total liabilities and shareholders’ equity		6,420,603	6,196,328	11,979,979	10,799,031

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the quarters ended June 30, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note
		06/30/2010	06/30/2009	06/30/2010	06/30/2009

Gross revenue from sales and services	3.a)	-	-	10,796,449	10,108,414
Deduction on sales and services		-	-	(419,090)	(486,596)

Net revenue from sales and services		-	-	10,377,359	9,621,818
Cost of products and services sold	3.a)	-	-	(9,554,481)	(8,927,485)

Gross income		-	-	822,878	694,333

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	194,327	112,696	(163)	139

Operating revenues (expenses)
Selling and marketing		-	-	(232,383)	(230,911)
General and administrative		(1,762)	(499)	(189,054)	(182,620)
Depreciation and amortization		-	-	(65,861)	(66,446)
Other net operating income		1,783	1,598	1,765	748

Operating income before financial income and other income		194,348	113,795	337,182	215,243
Net financial income	20	2,495	(20,150)	(67,811)	(86,875)
Other income	18	-	-	(2,234)	6,873

Operating income before social contribution and income taxes		196,843	93,645	267,137	135,241

Social contribution and income taxes
Current	10.b)	(272)	-	(48,741)	(49,435)
Deferred charges	10.b)	(571)	(323)	(29,601)	6,026
Tax incentives	10.b) and 10.c)	-	-	8,488	2,843
		(843)	(323)	(69,854)	(40,566)

Income before non-controlling interests		196,000	93,322	197,283	94,675
Non-controlling interests		-	-	(1,283)	(1,353)

Net income for the period		196,000	93,322	196,000	93,322

Net income per share (annual weighted average) - R$		1.46322	0.69702

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note
		06/30/2010	06/30/2009	06/30/2010	06/30/2009

Gross revenue from sales and services	3.a)	-	-	21,128,774	16,833,572
Deduction on sales and services		-	-	(810,617)	(800,368)

Net revenue from sales and services		-	-	20,318,157	16,033,204
Cost of products and services sold	3.a)	-	-	(18,770,868)	(14,812,688)

Gross income		-	-	1,547,289	1,220,516

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	335,866	229,140	(138)	39

Operating revenues (expenses)
Selling and marketing		-	-	(457,264)	(382,106)
General and administrative		(3,441)	(1,700)	(365,325)	(327,186)
Depreciation and amortization		-	-	(134,669)	(123,703)
Other net operating income		4,248	1,597	8,391	5,452

Operating income before financial income and other income		336,673	229,037	598,284	393,012
Net financial income	20	186	(44,895)	(143,103)	(145,866)
Other income	18	-	-	(1,373)	9,911

Operating income before social contribution and income taxes		336,859	184,142	453,808	257,057

Social contribution and income taxes
Current	10.b)	(276)	-	(79,656)	(78,215)
Deferred charges	10.b)	(52)	339	(55,138)	(1,430)
Tax incentives	10.b) and 10.c)	-	-	15,607	9,777
		(328)	339	(119,187)	(69,868)

Income before Non-controlling interests		336,531	184,481	334,621	187,189
Non-controlling interests		-	-	1,910	(2,708)

Net income for the period		336,531	184,481	336,531	184,481

Net income per share (annual weighted average) - R$		2.51234	1.37788

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,125,938	(4,075)	(5,302)	-	(123,720)	4,845,164

Realization of revaluation reserve	17.d)	-	-	(283)	-	-	-	-	283	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(74)	-	(74)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	225	-	-	-	225
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(14,406)	-	-	(14,406)
Net income for the period		-	-	-	-	-	-	-	336,531	-	336,531

Balance at June 30, 2010		3,696,773	4,482	7,873	142,912	1,125,938	(3,850)	(19,708)	336,740	(123,720)	5,167,440

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

For the six-month periods ended June 30, 2010 and 2009

 (In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2009		3,696,773	1,275	8,156	142,912	1,125,938	(4,075)	(5,302)	-	(136,403)	4,829,274

Realization of revaluation reserve	17.d)	-	-	(283)	-	-	-	-	283	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(74)	-	(74)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	225	-	-	-	225
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(14,406)	-	-	(14,406)
Treasury shares		-	301	-	-	-	-	-	-	1,287	1,588
Net income for the period		-	-	-	-	-	-	-	336,531	-	336,531

Balance at June 30, 2010		3,696,773	1,576	7,873	142,912	1,125,938	(3,850)	(19,708)	336,740	(135,116)	5,153,138

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

For the quarters ended June 30, 2010

(In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at March 31, 2010		3,696,773	4,482	7,825	142,912	1,125,938	(2,044)	(19,047)	140,816	(123,720)	4,973,935

Realization of revaluation reserve	17.d)	-	-	48	-	-	-	-	(48)	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(28)	-	(28)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	(1,806)	-	-	-	(1,806)
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(661)	-	-	(661)
Net income for the period		-	-	-	-	-	-	-	196,000	-	196,000

Balance at June 30, 2010		3,696,773	4,482	7,873	142,912	1,125,938	(3,850)	(19,708)	336,740	(123,720)	5,167,440

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

For the quarters ended June 30, 2010

 (In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at March 31, 2010		3,696,773	1,426	7,825	142,912	1,125,938	(2,044)	(19,047)	140,816	(135,760)	4,958,839

Realization of revaluation reserve	17.d)	-	-	48	-	-	-	-	(48)	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(28)	-	(28)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	(1,806)	-	-	-	(1,806)
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(661)	-	-	(661)
Treasury shares		-	150	-	-	-	-	-	-	644	794
Net income for the period		-	-	-	-	-	-	-	196,000	-	196,000

Balance at June 30, 2010		3,696,773	1,576	7,873	142,912	1,125,938	(3,850)	(19,708)	336,740	(135,116)	5,153,138

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Cash flows from operating activities
Net income for the period		196,000	93,322	196,000	93,322
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(194,327)	(112,696)	163	(139)
Depreciation and amortization		-	-	96,058	105,483
PIS and COFINS credits on depreciation		-	-	2,555	2,544
Interest, monetary and exchange rate changes		10,478	18,719	103,546	(65,239)
Deferred income and social contribution taxes	10.b)	571	323	29,601	(6,026)
Non-controlling interest in income		-	-	1,283	1,353
Income on sale of property, plant and equipment		-	-	2,234	(6,055)
Others		-	-	(1,449)	1,031

Dividends received from subsidiaries		168,998	218,681	-	-

(Increase) decrease in current assets
Trade accounts receivable	6	-	-	(45,915)	103,992
Inventories	7	-	-	28,128	180,214
Recoverable taxes	8	5,654	(5,328)	(16)	18,099
Other receivables		1,560	(632)	12,581	(10,224)
Prepaid expenses	11	-	-	9,552	5,790

Increase (decrease) in current liabilities
Trade payables		68	83	19,811	(94,293)
Wages and employee benefits		10	43	34,112	(221)
Taxes payable		(23)	19	(9,223)	21,609
Income and social contribution taxes		-	-	2,017	6,088
Other payables		(435)	(1)	3,974	(40,782)

(Increase) decrease in long-term assets
Trade accounts receivable	6	-	-	(24,032)	(19,528)
Recoverable taxes	8	(12,415)	(4,515)	(12,824)	15,237
Amounts in escrow		-	(33)	(1,204)	20,322
Other receivables		-	-	226	481
Prepaid expenses	11	-	-	5,502	1,941

Increase (decrease) in long-term liabilities
Provision for contingencies		44	165	(27,261)	14,401
Other payables		-	(92)	(1,095)	(809)

Net cash provided by operating activities		176,183	208,058	424,324	348,591

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Cash flows from investing activities
Financial investments, net of redemptions		(36,761)	-	(168,586)	364,028
Disposal (acquisition) of investments, net	12	-	62,861	-	(1,553)
Cash of acquired subsidiaries		-	-	-	29,442
Capital contributions to subsidiaries	12	(200,000)	-	-	-
Capital reduction of subsidiaries		450,000	-	-	-
Acquisition of property, plan and equipment	13	-	-	(154,712)	(108,791)
Acquisition of intangible assets	14	-	-	(6,385)	(11,768)
Proceed on sale of property, plan and equipment		-	-	3,214	12,430

Net cash provided by (used in) investing activities		213,239	62,861	(326,469)	283,788

Cash flows from financing activities
Financing and debentures
Fund raising	16	-	1,174,524	1,088,970	1,315,629
Amortization	16	-	(1,256,974)	(236,076)	(1,463,077)
Payment of financial lease	16	-	-	(3,104)	(3,582)
Dividends paid		(46)	(118,462)	(175)	(122,339)
Acquisition of non-controlling interests		-	-	(28)	-
Related entities	9.a)	-	51,220	(847)	450

Net cash provided by (used in) financing activities		(46)	(149,692)	848,740	(272,919)

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(289)	(8,364)

Increase (decrease) in cash and cash equivalents		389,376	121,227	946,306	351,096

Cash and cash equivalents at the beginning of period	5	32,307	41,967	1,500,396	838,682

Cash and cash equivalents at the end of period	5	421,683	163,194	2,446,702	1,189,778

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)
		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Cash flows from operating activities
Net income for the period		336,531	184,481	336,531	184,481
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(335,866)	(229,140)	138	(39)
Depreciation and amortization		-	-	197,383	201,706
PIS and COFINS credits on depreciation		-	-	4,669	5,138
Interest, monetary and exchange rate changes		18,329	64,265	195,983	21,244
Deferred income and social contribution taxes	10.b)	52	(339)	55,138	1,430
Non-controlling interest in income		-	-	(1,910)	2,708
Income on sale of property, plant and equipment		-	-	1,373	(9,093)
Others		-	-	(771)	395

Dividends received from subsidiaries		287,988	222,281	-	-

(Increase) decrease in current assets
Trade accounts receivable	6	-	-	(30,515)	81,669
Inventories	7	-	-	(41,996)	342,973
Recoverable taxes	8	6,555	(15,289)	9,603	34,915
Other receivables		(815)	200	17,118	70,820
Prepaid expenses	11	-	-	(15,164)	(19,925)

Increase (decrease) in current liabilities
Trade payables		(9,810)	(144)	(204,473)	(197,604)
Wages and employee benefits		10	47	(9,299)	(37,578)
Taxes payable		(1,392)	(84)	27,215	27,255
Income and social contribution taxes		5	-	21,267	(4,044)
Other payables		(633)	(38)	(21,313)	(41,538)

(Increase) decrease in long-term assets
Trade accounts receivable	6	-	-	(15,510)	(8,442)
Recoverable taxes	8	(16,840)	(4,515)	(24,950)	11,132
Amounts in escrow		(15)	(57)	(3,839)	21,902
Other receivables		-	-	534	519
Prepaid expenses	11	-	-	5,933	2,775

Increase (decrease) in long-term liabilities
Provision for contingencies		85	165	(53,084)	13,376
Other payables		-	-	11,219	(166)

Net cash provided by operating activities		284,184	221,833	461,280	706,009

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the six-month periods ended June 30, 2010 and 2009

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Cash flows from investing activities
Financial investments, net of redemptions		(56,761)	(750,000)	(141,440)	484,316
Disposal (acquisition) of investments, net	12	-	62,861	-	(1,191,790)
Cash of acquired subsidiaries		-	-	-	29,442
Capital contributions to subsidiaries	12	(200,000)	(4,980)	-	-
Capital reduction of subsidiaries		450,000	-	-	-
Acquisition of property, plant and equipment	13	-	-	(328,729)	(213,346)
Acquisition of intangible assets	14	-	-	(10,234)	(20,757)
Proceed on sale of property, plant and equipment		-	-	7,673	21,179

Net cash provided by (used in) investing activities		193,239	(692,119)	(472,730)	(890,956)

Cash flows from financing activities
Financing and debentures
Fund raising	16	-	1,174,524	2,137,077	1,862,762
Amortization	16	-	(1,266,376)	(1,379,866)	(1,630,199)
Payment of financial lease	16	-	-	(6,401)	(6,822)
Dividends paid		(158,782)	(118,494)	(163,254)	(122,475)
Acquisition of non-controlling interest		-	-	(28)	-
Reduction of non-controlling interest		-	-	(11,369)	-
Related entities	9.a)	44,116	64,835	(2,617)	(248)

Net cash provided by (used in) financing activities		(114,666)	(145,511)	573,542	103,018

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(2,889)	(3,346)

Increase (decrease) in cash and cash equivalents		362,757	(615,797)	559,203	(85,275)

Cash and cash equivalents at the beginning of period	5	58,926	778,991	1,887,499	1,275,053

Cash and cash equivalents at the end of period	5	421,683	163,194	2,446,702	1,189,778

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

1       Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of logistics services for liquid bulk cargo (“Ultracargo”). The Company also operates a petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2       Presentation of interim financial statements

The individual and consolidated interim financial statements were prepared according to the accounting practices adopted in Brazil, which include the Brazilian Corporate Law, the standards, guidelines and interpretations issued by the Brazilian Accounting Standards Committee and the rules issued by the Brazilian Securities Commission (CVM), applicable to the end of the quarter.

Within the process of convergence of accounting practices adopted in Brazil to international standards of financial reporting (IFRS) several pronouncements, interpretations and guidelines were issued during the year 2009 with mandatory application for the fiscal years ended December 2010 and the financial statements for 2009 to be released in conjunction with the financial statements of 2010 for comparison purposes.

The Company’s management is evaluating the potential effects associated with these pronouncements, interpretations and guidelines that will have impacts on the Company’s financial statements. This process involves the review of internal controls and electronic systems as well as the measurement of the initial adoption of the new accounting standards.

The Company's management opted to use the provision of Article 1 of Resolution CVM 603 of November 10, 2009, amended by Resolution CVM 626 of March 31, 2010, by which it is permitted to public companies to present their individual and consolidated interim financial statement forms for the period ended in June 30, 2010 comparative to the periods ended in March 31, 2010 and June 30, 2009, according to the accounting rules in effect on December 31, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

3       Summary of main accounting practices

a.           Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed.

b.           Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

c.           Financial instruments

In accordance with Resolution CVM 566/08, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of financial instruments prepayment.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 21.

d.           Current and non-current assets

The trade accounts receivable are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.q).

e.           Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also accounted for the equity method of accounting (see Note 12).

The other Investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include advances to acquisition of investments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

f.           Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on fixed assets under construction, as well as significant maintenance costs resulting from scheduled plant outages.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 13, over the useful/economic life of the property, revised according to ICPC 10 and applied from January 1, 2010.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

g.           Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.g).

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 22.d).

h.           Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

• Goodwill is carried at the original value net of income and social contribution taxes less accumulated amortization as of December 31, 2008, when itceased to be amortized.

• Other intangible assets acquired from third parties, such as software and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.           Deferred charges

Deferred charges include restructuring costs incurred up to December 31, 2008, that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances existing as of December 31, 2008 until they are fully amortized.

j.           Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

k.           Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.           Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 22.a).

m.           Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

n.           Basis for translating interim financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in the shareholders’ equity as cumulative translation adjustments as of June 30, 2010 was R$ 19,708 of exchange rate loss (R$ 19,047 loss as of March 31, 2010).

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The gain recognized as income as of June 30, 2010 amounted to R$ 860 (R$ 6,993 loss as of June 30, 2009).

o.           Use of estimates

The preparation of interim financial statements requires the Company’s management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the interim financial statements, as well as the values of revenues, costs and expenses for the periods presented. Although these estimates are based on the best information available to management about present and future events, the actual results may differ from these estimates.

p.           Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned periods.

q.           Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plan and equipment (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

4       Principles of consolidation and investments in affiliates

The consolidated interim financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries:

		% interest in the share capital Jun. 30, 2010		% interest in the share capital Mar. 31, 2010
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100	-	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	-	100	-	100
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp. (**)	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Comercial Farroupilha Ltda.	Brazil	-	-	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Sociedade Anônima de Óleo Galena-Signal	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

(*)           Proportionate consolidation, as specified in Article 32 of Instruction CVM 247/96.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

In June 2010, in order to simplify the corporate structure and facilitate the sale of the in-house logistics, solid bulk storage and road transportation businesses (see Note 24) the subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar’) became the parent company of Transultra - Armazenamento e Transporte Especializado Ltda. (“Transultra”).

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of significant transactions conducted between the companies. The non-controlling interests in the subsidiaries is indicated in the interim financial statements.

5       Financial assets

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Cash and banks
In local currency	243	-	65,061	65,783
In foreign currency	-	-	20,286	15,086

Financial investments
In local currency
Fixed-income securities and funds	421,440	32,307	2,361,355	1,419,527

Total cash and cash equivalents	421,683	32,307	2,446,702	1,500,396

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial Investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	Parent		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Financial investments
In local currency
Fixed-income securities and funds	56,761	20,000	352,862	189,649

In foreign currency
Fixed-income securities and funds	-	-	212,623	215,042

Income from currency and interest rate hedging instruments (a)	-	-	(28,346)	(36,138)

Total of financial investments	56,761	20,000	537,139	368,553

Current	56,761	20,000	531,351	365,511

Non-current	-	-	5,788	3,042

(a) Accumulated losses, net of income tax (see Note 21).

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	Consolidated

	06/30/2010	03/31/2010

Measured at fair value through income	2,333,009	1,383,389
Held to maturity	7,193	7,193
Available for sale	558,292	397,498

Financial assets, except cash and banks	2,898,494	1,788,080

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

6       Trade accounts receivable (Consolidated)

	06/30/2010	03/31/2010

Domestic customers	1,518,585	1,481,623
Customer financing - Ipiranga	548,908	519,279
Foreign customers	114,018	107,507
(-) Advances on negotiable instruments issued	(66,802)	(65,387)
(-) Allowance for doubtful accounts	(118,341)	(116,601)
	1,996,368	1,926,421

Current	1,643,016	1,597,101

Non-current	353,352	329,320

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:

Balance as of March 31, 2010	116,601
Additions	4,273
Write-offs	(2,533)
Balance as of June 30, 2010	118,341

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

7       Inventories (Consolidated)

	06/30/2010			03/31/2010

		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost

Finished goods	219,183	(14,559)	204,624	181,406	(13,252)	168,154
Work in process	2,746	-	2,746	3,322	-	3,322
Raw materials	117,413	(45)	117,368	127,478	(74)	127,404
Liquefied petroleum gas (LPG)	25,423	-	25,423	22,055	-	22,055
Fuels, lubricants and greases	520,885	(672)	520,213	557,590	(837)	556,753
Consumable materials and bottles for resale	37,594	(979)	36,615	36,797	(970)	35,827
Advances to suppliers	68,123	-	68,123	86,677	-	86,677
Properties for resale	49,588	-	49,588	11,781	-	11,781
	1,040,955	(16,255)	1,024,700	1,027,106	(15,133)	1,011,973

Movements in the provision for loss are as follows:

Balance as of March 31, 2010	15,133
Additions	1,122
Balance as of June 30, 2010	16,255

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

8       Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	Parent		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010

IRPJ and CSLL	65,650	58,889	130,449	122,955
ICMS	-	-	226,789	232,686
Provision for ICMS losses (*)	-	-	(62,859)	(70,024)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Notes 3.q)	-	-	(3,614)	(3,996)
PIS and COFINS	21	21	79,342	78,156
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	9,610	7,484
IPI	-	-	3,435	2,741
Others	20	20	5,747	5,676
Total	65,691	58,930	388,899	375,678

Current	31,690	37,344	310,558	310,542

Non-current	34,001	21,586	78,341	65,136

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of March 31, 2010	70,024
Additions	525
Write-offs	(7,690)
Balance as of June 30, 2010	62,859

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

9       Related parties

a. Related companies

	Parent
	Debentures	Financial income
	Assets

Ipiranga Produtos de Petróleo S.A.	770,674	48,626

Total as of June 30, 2010	770,674	48,626

Total as of March 31, 2010	750,000

Total as of June 30, 2009		26,929

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	8,402
Copagaz Distribuidora de Gas Ltda.	-	-	147	-
Liquigás Distribuidora S.A.	-	-	354	-
Oxicap Indústria de Gases Ltda.	9,654	-	-	1,174
Petróleo Brasileiro S.A. – Petrobras	-	-	-	240,250
Quattor Química S.A.	-	-	-	7,776
Química da Bahia Indústria e Comércio S.A.	-	3,195	-	-
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	8,597
SHV Gás Brasil Ltda.	-	-	164	-
Other	520	826	46	-

Total as of June 30, 2010	10,174	4,021	711	266,199

Total as of March 31, 2010	9,376	4,071	829	251,058

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Braskem S.A.	7,370	330,434
Copagaz Distribuidora de Gas Ltda.	1,933	-
Liquigás Distribuidora S.A.	2,684	-
Oxicap Indústria de Gases Ltda.	3	6,527
Petróleo Brasileiro S.A. – Petrobras	60,497	12,075,618
Quattor Química S.A.	9,626	82,537
Refinaria de Petróleo Riograndense S.A. (*)	-	422,983
Servgás Distribuidora de Gas S.A.	559	-
SHV Gás Brasil Ltda.	1,094	-

Total as of June 30, 2010	83,766	12,918,099

Total as of June 30, 2009	51,332	10,629,129

(*)	Relates to the non-eliminated portion of the transactions between RPR and Ipiranga Produtos de Petróleo S.A. (“IPP”), since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.i.). The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b. Key management personnel - Compensation (Consolidated)

As of June 30, 2010, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 14,986 (R$ 11,049 as of June 30, 2009). Out of this total, R$ 13,215 relates to short-term compensation (R$ 10,075 as of June 30, 2009), R$ 1,178 to compensation in stock (R$ 686 as of June 30, 2009) and R$ 593 (R$ 288 as of June 30, 2009) to post-employment benefits.

c. Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of June 30, 2010, including tax charges, was R$ 29,562 (R$ 29,562 as of March 31, 2010). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended in June 30, 2010 in the amount of R$ 2,190 (R$ 1,018 as of June 30, 2009) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded
December 15, 2009	62,500	83.00	7,155	(709)	6,446
October 7, 2008	174,000	39.97	9,593	(2,851)	6,742
December 12, 2007	40,000	64.70	3,570	(1,566)	2,004
November 9, 2006	51,800	46.50	3,322	(1,218)	2,104
December 14, 2005	23,400	32.83	1,060	(487)	573
October 4, 2004	41,975	40.78	2,361	(1,358)	1,003
December 17, 2003	59,800	30.32	2,501	(1,647)	854
	453,475		29,562	(9,836)	19,726

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

10       Income and social contribution taxes

a.       Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	25,012	23,972
Provisions for contingencies	176	161	54,858	57,380
Provision for post-employment benefit (see Note 23.b)	-	-	29,165	29,165
Provision for differences between cash and accrual basis	-	-	11,888	15,374
Provision for goodwill paid on investments (see Note 14)	-	-	348,176	369,221
Other provisions	4	-	35,845	22,785
Tax losses and negative basis for social contribution to offset	-	589	95,332	103,232

Total	180	750	600,276	621,129

Current	4	589	204,799	203,785

Non-current	176	161	395,477	417,344

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plan and equipment	-	-	392	400
Accelerated depreciation	-	-	117	120
Provision for adjustments between cash and accrual basis	-	-	5,303	5,811
Temporary differences of foreign subsidiaries	-	-	2,928	2,680
Transition Tax Regime (RTT) effect	-	-	19,179	10,187

Total	-	-	27,919	19,198

Current	-	-	1,565	1,698

Non-current	-	-	26,354	17,500

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	4	204,799
From 1 to 2 years	-	94,144
From 2 to 3 years	176	96,092
From 3 to 5 years	-	146,687
From 5 to 7 years	-	42,471
From 7 to 10 years	-	16,083
	180	600,276

b.       Reconciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Income (loss) before taxes and equity in income of affiliates	993	(44,998)	453,946	257,018
Official tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(338)	15,299	(154,342)	(87,386)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	(4)	-	10,707	(1,802)
Adjustment to estimated income	-	-	10,220	5,510
Interest on equity	-	(14,960)	-	-
Workers Meal Program (PAT)	-	-	188	232
Other adjustments	14	-	(1,567)	3,801
Income and social contribution taxes before tax incentives	(328)	339	(134,794)	(79,645)

Tax incentives - ADENE	-	-	15,607	9,777
Income and social contribution taxes in the income statement	(328)	339	(119,187)	(69,868)

Current	(276)	-	(79,656)	(78,215)
Deferred	(52)	339	(55,138)	(1,430)
Tax incentives - ADENE	-	-	15,607	9,777

c.       Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

11	Prepaid expenses (Consolidated)

	06/30/2010	03/31/2010

Rents	32,509	35,707
Advertising and publicity	11,808	17,712
Insurance premiums	8,678	10,455
Purchases of meal and transportation tickets	3,348	3,305
Taxes and other prepaid expenses	16,229	19,722
	72,572	86,901

Current	37,996	47,548

Non-current	34,576	39,353

12	Investments

a.           Subsidiaries (Parent company)

	Investments		Equity
	06/30/2010	03/31/2010	06/30/2010	06/30/2009

Ipiranga Produtos de Petróleo	2,376,985	2,850,117	265,375	-
Oxiteno S.A. Indústria e Comércio	1,787,834	1,559,238	28,536	22,433
Ultracargo – Operações Logísticas e Participações Ltda.	686,237	673,655	31,313	17,840
Refinaria de Petróleo Riograndense S.A. (joint control)	7,339	2,522	10,642	9,302
Companhia Brasileira de Petróleo Ipiranga	-	-	-	196,641
Sociedade Brasileira de Participações Ltda.	-	-	-	(17,076)
	4,858,395	5,085,532	335,866	229,140

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

b.	Affiliated companies (Consolidated)

	Investments		Equity
	06/30/2010	03/31/2010	06/30/2010	06/30/2009

Transportadora Sulbrasileira de Gás S.A.	6,631	6,638	8	(69)
Química da Bahia Indústria e Comércio S.A.	3,731	3,746	(15)	118
Oxicap Indústria de Gases Ltda.	1,959	2,102	(131)	(10)
	12,321	12,486	(138)	39

In the consolidated interim financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its interim financial statements as of May 31, 2010, while the other affiliates are valued based on the interim financial statements as of June 30, 2010.

13	Property, plant and equipment (Consolidated)

		06/30/2010				03/31/2010
	Weighted average term of depreciation (years)
			Accumulated depreciation	Provision for loss
		Cost			Net	Net

Lands	-	368,668	-	(197)	368,471	390,911
Buildings	25	1,027,766	(422,308)	-	605,458	629,717
Leasehold improvements	11	372,805	(182,275)	-	190,530	188,651
Machinery and equipment	11	2,547,985	(1,070,147)	(1,697)	1,476,141	1,474,224
Light fuel/lubricant distribution equipment and facilities	14	1,370,689	(801,930)	-	568,759	561,512
LPG tanks and bottles	13	360,667	(192,617)	-	168,050	153,701
Vehicles	9	174,067	(111,698)	-	62,369	57,089
Furniture and utensils	6	97,951	(57,825)	-	40,126	40,403
Construction in progress	-	347,609	-	-	347,609	239,148
Advances to suppliers	-	24,578	-	-	24,578	25,991
Imports in progress	-	809	-	-	809	71,835
IT equipment	5	176,001	(143,158)	-	32,843	33,765
		6,869,595	(2,981,958)	(1,894)	3,885,743	3,866,947

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Movements in property, plant and equipment as of June 30, 2010 are as follows:
	Balance as of Mar. 31, 2010	Additions	Depreciation	Transfer	Write-offs	Exchange rate	Balance as of Jun. 30, 2010

Cost:
Lands	391,108	-	-	(14)	(22,352)	(74)	368,668
Buildings	1,062,504	2,190	-	(652)	(36,024)	(252)	1,027,766
Leasehold improvements	365,077	1,386	-	6,594	(252)	-	372,805
Machinery and equipment	2,505,137	15,680	-	28,594	(197)	(1,229)	2,547,985
Light fuel/lubricant distribution equipment and facilities	1,349,108	22,313	-	2,054	(2,786)	-	1,370,689
LPG tanks and bottles	345,381	21,500	-	2	(6,216)	-	360,667
Vehicles	237,228	3,332	-	(63,987)	(2,482)	(24)	174,067
Furniture and utensils	96,379	2,654	-	(978)	(72)	(32)	97,951
Construction in progress	239,148	81,401	-	27,022	-	38	347,609
Advances to suppliers	25,991	1,226	-	(2,515)	(124)	-	24,578
Imports in progress	71,835	556	-	(71,582)	-	-	809
IT equipment	175,738	2,474	-	(549)	(1,645)	(17)	176,001
	6,864,634	154,712	-	(76,011)	(72,150)	(1,590)	6,869,595

Accumulated depreciation:
Buildings	(432,787)	-	(9,963)	943	19,450	49	(422,308)
Leasehold improvements	(176,426)	-	(7,025)	1,081	95	-	(182,275)
Machinery and equipment	(1,029,216)	-	(45,914)	4,552	164	267	(1,070,147)
Light fuel/lubricant distribution equipment and facilities	(787,596)	-	(16,836)	-	2,502	-	(801,930)
LPG tanks and bottles	(191,680)	-	(4,566)	-	3,629	-	(192,617)
Vehicles	(180,139)	-	(1,013)	67,603	1,844	7	(111,698)
Furniture and utensils	(55,976)	-	(2,656)	744	53	10	(57,825)
IT equipment	(141,973)	-	(3,537)	1,088	1,244	20	(143,158)
	(2,995,793)	-	(91,510)	76,011	28,981	353	(2,981,958)

Provision for loss:
Lands	(197)	-	-	-	-	-	(197)
Machinery and equipment	(1,697)	-	-	-	-	-	(1,697)
	(1,894)	-	-	-	-	-	(1,894)

Net	3,866,947	154,712	(91,510)	-	(43,169)	(1,237)	3,885,743

There were no changes in the provision for losses during the first semester of 2010.

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of June 30, 2010, the revaluation balance of property, plan and equipment was R$ 20,274 (R$ 20,311 as of March 31, 2010).

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

14	Intangible assets (Consolidated)

		06/30/2010				03/31/2010
	Weighted average term of amortization (years)
		Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill, net of tax effects	-	864,503	(103,046)	-	761,457	761,068
Software	5	233,242	(166,016)	-	67,226	67,417
Technology	5	23,659	(9,477)	-	14,182	15,280
Commercial property rights	33	16,334	(3,593)	-	12,741	12,878
Market rights	5	17,981	(15,617)	-	2,364	2,427
Others	10	3,911	(829)	(1,449)	1,633	1,672
		1,159,630	(298,578)	(1,449)	859,603	860,742

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Movements in intangible assets as of June 30, 2010 are as follows:

	Goodwill, net of tax effects	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance as of March 31, 2010	761,068	67,417	15,280	12,878	2,427	1,672	860,742
Additions	389	5,967	-	-	300	-	6,656
Write-offs	-	(2)	-	-	-	-	(2)
Amortization	-	(6,156)	(1,098)	(137)	(363)	(39)	(7,793)
Balance as of June 30, 2010	761,457	67,226	14,182	12,741	2,364	1,633	859,603

Weighted average term of amortization (years)	-	5	5	33	5	10

In the income for the quater, the amount of R$ 7,793 was recorded as amortization of intangible assets, of which R$ 5,493 was classified as expenses, and the rest was allocated to production and service cost.

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization has been ceased, and the net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill as of June 30, 2010 and March 31, 2010, net of tax effects (see Note 10.a):

	06/30/2010	03/31/2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	264,327	264,327
Others	9,317	8,928
	761,457	761,068

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”), and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Research & development expenses amounted to R$ 9,292 in the income for the period ended June 30, 2010 (R$ 10,935 in the income as of June 30, 2009).

15	Deferred charges (Consolidated)

		06/30/2010			03/31/2010
	Weighted average term of amortization (years)
		Cost	Accumulated amortization	Net	Net

Restructuring costs	4	25,911	(18,628)	7,283	8,591

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

16	Financing, debentures and finance lease (Consolidated)

a.	Composition

Description	06/30/2010	03/31/2010	Index/Currency	Weighted average financial charges Jun. 30, 2010 - % p.a.	Maturity

Foreign currency:
Notes in the foreign market (b)	446,400	449,170	US$	+7.2	2015
Syndicated loan (c)	107,785	106,960	US$ + LIBOR (i)	+1.2	2011
ACC	103,439	106,881	US$	+1.9	<229 days
BNDES	58,194	55,086	US$	+6.2	2010 to 2016
FINIMP – RPR	17,419	17,094	US$	+3.5	2010
Financial institutions	17,123	15,659	MX$ + TIIE (ii)	+2.4	2010 to 2014
Financial institutions	8,568	8,511	US$ + LIBOR (i)	+1.9	2010 to 2011
FINIMP – Tequimar	872	847	US$	+7.0	2012
Financial institutions	87	509	Bs (iii)	+28.0	2013
BNDES (d)	82	274	UMBNDES (iv)	+8.1	2010 to 2011
Subtotal	759,969	760,991

Local currency:
Banco do Brasil – fixed (e)	1,801,291	840,816	R$	+11.8	2012 to 2015
Debentures (f)	1,246,903	1,215,750	CDI	108.5	2012
BNDES (d)	1,125,003	1,106,263	TJLP (v)	+3.8	2010 to 2019
Loan - MaxFácil	115,560	113,055	CDI	100.0	2010
Banco do Nordeste do Brasil	105,951	109,290	R$	+8.5 (vi)	2018
FINEP	65,566	63,661	TJLP (v)	+0.8	2010 to 2014
Working capital loan – União Vopak/RPR	30,372	30,217	CDI	117.8	2010 to 2014
BNDES (d)	27,838	21,222	R$	+5.0	2015 to 2019
FINAME	9,807	12,104	TJLP (v)	+3.1	2010 to 2013
Floating finance leases (g)	7,810	10,447	CDI	+1.7	2010 to 2011
Fixed finance leases (g)	1,849	1,989	R$	+13.6	2011 to 2014
Others	1,385	1,757	CDI	+1.7	2010 to 2011
Banco do Brasil – floating (e)	-	57,113	CDI	95.0	2010
Subtotal	4,539,335	3,583,684

Total of financing, debentures and finance leases	5,299,304	4,344,675

Current	793,803	642,959

Non-current	4,505,501	3,701,716

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.
(iii)	Bs = Venezuelan Bolivares Fortes.
(iv)
UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of June 2010, 96% of this composition reflected the U.S. dollar.

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On June 30, 2010, TJLP was fixed at 6% p.a.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On June 30, 2010, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	06/30/2010	03/31/2010

From 1 to 2 years	919,674	947,937
From 2 to 3 years	2,265,386	2,027,917
From 3 to 4 years	413,173	117,959
From 4 to 5 years	369,962	68,407
More than 5 years	537,306	539,496
	4,505,501	3,701,716

As provided in Resolution CVM 556/08, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 16.h).

The Company’s management contracted hedging against foreign exchange exposure and interest rate for some debt (see Note 21).

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

c.	Syndicated loan

In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 99.5% of CDI (see Note 21). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), for some of their investments and for working capital.

Due to contracts with BNDES, certain obligations must be maintained by the Company and its subsidiaries, maily those contained in the provisions applicable to the BNDES contracts, available on the website www.bndes.gov.br.

e.	Banco do Brasil

The subsidiary IPP has loans with Banco do Brasil to finance the commercialization, processing or industrialization of agricultural goods (ethanol). During the second quarter of 2010 IPP raised R$ 900 million, and re-contracted a loan, which maturity would occur during this period, in the amount of R$ 56.5 million. The  loans from Banco do Brasil have maturity from 2 to 5 years and average fixed rate of 11.8%. The subsidiary IPP has contracted an instrument of protection of interest rate, converting the charges of those loans to 99% of CDI on average (see Note 21).

f.	Debentures

In June 2009, the Company made its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures with the following characteristics:

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The funds obtained with this issuance were used for prepaid payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5%  CDI and its maturity date was extended to December 4, 2012. The debentures have annually interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

g.	Finance leases

The subsidiaries IPP and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors and IT equipment. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipments, recorded as of June 30, 2010 and March 31, 2010, are shown below:

	06/30/2010		03/31/2010
	Fuel distribution equipment	IT equipment	Fuel distribution equipment	IT equipment and vehicles

Equipments net of depreciation	21,600	2,910	21,736	3,298

Financing	7,810	1,849	10,446	1,990

Current	7,506	584	8,819	572
Non-current	304	1,265	1,627	1,418

The future disbursements (installments), assumed under these contracts, total approximately:

	06/30/2010		03/31/2010
	Fuel distribution equipment	IT equipment	Fuel distribution equipment	IT equipment and vehicles

Up to 1 year	7,961	784	9,017	789
More than 1 year	341	1,457	1,662	1,653

	8,302	2,241	10,679	2,442

The above installments include the amounts of ISS payable on the monthly installments.

h.	Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of Mar. 31, 2010	Incurred cost	Amortization	Balance as of Jun. 30, 2010

Banco do Brasil – prefixed	0.6%	8,241	19,589	(615)	27,215
Debentures (d)	0.6%	18,462	-	(1,458)	17,004
Notes in the foreign market (b)	0.2%	5,046	-	(162)	4,884
Others	0.9%	1,006	152	(136)	1,022
Total		32,755	19,741	(2,371)	50,125

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil – prefixed	10,442	5,709	6,555	2,982	1,527	-	27,215
Debentures (d)	7,257	6,286	3,461	-	-	-	17,004
Notes in the foreign market (b)	888	888	888	888	888	444	4,884
Others	598	284	64	48	28	-	1,022
Total	19,185	13,167	10,968	3,918	2,443	444	50,125

i.	Collateral

Financing is secured by collateral amounting to R$ 120,028 as of June 30, 2010 (R$ 125,556 as of March 31, 2010) and by guarantees and promissory notes in the amount of R$ 1,982,264 as of June 30, 2010 (R$ 2,055,040 as of March 31, 2010).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 137,979 as of June 30, 2010 (R$ 157,900 as of March 31, 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 10,613 as of June 30, 2010 (R$ 16,092 as of March 31, 2010), with maturities of no more than 211 days. As of June 30, 2010, the Company and its subsidiaries did not have losses or recorded any liabilities in connection with these collaterals.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of June 30, 2010, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

17	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of June 30, 2010, there were 13,028,851 preferred shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights through a shareholders’ agreement, assuring non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In the first semester of 2010, there were no stock repurchases.

As of June 30, 2010, the interim financial statements of the parent company totaled 2,138,772 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated interim financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of June 30, 2010 on BM&FBovespa was R$ 86,39.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

c.	Capital reserve

The capital reserve reflects the gain of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 47.26 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.	Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.	Reconciliation between parent company and consolidated shareholders’ equity

	06/30/2010	03/31/2010

Parent company shareholders’ equity	5,167,440	4,973,935
Treasury shares held by subsidiaries – net of realization	(11,396)	(12,040)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(2,906)	(3,056)

Consolidated shareholders’ equity	5,153,138	4,958,839

g.	Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

h.	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

18	Other income

Other income is composed of R$ 1,373 (expense) (R$ 9,911 (revenue) as of June 30, 2009) mainly of proceeds from the sale of property,plant and equipment, especially LPG bottles, land and  vehicles.

19	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009. The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the interim financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

	06/30/2010						06/30/2009

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Others	Consolidated	Consolidated
Net revenue	1,762,904	1,021,224	123,562	17,391,512	18,955	20,318,157	16,033,204
Operating earnings before financial revenues (expenses), and equity in income of affiliates	91,221	59,780	43,734	381,453	22,234	598,422	392,973
Total assets	1,388,103	2,933,263	943,999	5,774,654	939,960	11,979,979	10,200,417

On the table above, the column “others” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

20	Financial income (Consolidated)

	06/30/2010	06/30/2009

Financial revenues:
Interest on financial investments	76,713	70,524
Interest from customers	17,772	16,589
Other revenues	2,376	2,761

	96,861	89,874
Financial expenses:
Interest on financing	(132,960)	(200,393)
Interest on debentures	(59,184)	(9,945)
Interest on finance leases	(705)	(1,393)
Bank charges, IOF, and other charges	(14,346)	(16,986)
Monetary changes and changes in exchange rates, net of income from hedging instruments	(7,851)	1,335
Provisions updating and other expenses (*)	(24,918)	(8,358)

	(239,964)	(235,740)

Financial income	(143,103)	(145,866)

(*) In 2010, includes the effect related to the Company and its subsidiaries’ adhesion to a debt amnesty established by Law 11941/09 (see Note 22.a).

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

21	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of June 30, 2010 and March 31, 2010:

Assets and liabilities in foreign currency

Amounts in millions of Reais	06/30/2010	03/31/2010

Assets in foreign currency
Financial assets in foreign currency (except instrument of protection)	232.9	230.1
Foreign trade accounts receivable, net of advances on export contract and provision for loss	46.7	41.7
Investments in foreign subsidiaries	64.2	58.8
	343.8	330.6

Liabilities in foreign currency
Financing in foreign currency	(742.6)	(743.9)
Trade payables arising from imports, net of advances to foreign suppliers	(5.8)	(7.1)
	(748.4)	(751.0)

Currency hedging instruments	211.6	211.7

Net asset (liability) position	(193.0)	(208.7)

Net asset (liability) position – RPR1	58.3	44.6

Net asset (liability) position – Total	(134.7)	(164.1)

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of June 30, 2010 of RPR reflects the amount of R$ 79.5 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 17.4 million of financing in foreign currency and (ii) R$ 3.8 million of suppliers in foreign currency.

Based on the net liability position of R$ 193.0 million in foreign currency shown above, the Company estimates that a 10% devaluation (valuation) of the Real would produce a total effect of R$ 19.3 million, of which R$ 24.6 million of financial expense (revenue) and R$ 5.3 million of gain (loss) directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 3.n).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of June 30, 2010, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of June 30, 2010, Ipiranga maintained R$ 99,101 (R$ 99,011 as of March 31, 2010), Ultragaz maintained R$ 15,887 (R$ 14,394 as of March 31, 2010), Oxiteno maintained R$ 2,368 (R$ 2,338 as of March 31, 2010) and the subsidiaries of Ultracargo maintained R$ 985 (R$ 858 as of March 31, 2010) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Swap contracts	Counterparty	Maturity	Initial notional amount1		Fair value		Amounts payable or receivable for the period (Jun. 30, 2010)
			06/30/2010	03/31/2010	06/30/2010	03/31/2010	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million

a – Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank,	Jul 2010 to
Receivables in U.S. dollars	Goldman Sachs,	Dec 2015	USD 189.9	USD 188.7	343.2	340.6	343.2	-
Payables in CDI interest rate	HSBC, Itaú, Santander		(USD 189.9)	(USD 188.7)	(365.0)	(369.2)	-	365.0
Total result			-	-	(21.8)	(28.6)	343.2	365.0

b – Exchange rate swaps payable in U.S. dollars	Bradesco, Citibank,	Jul 2010 to
Receivables in CDI interest rates	Itaú	Oct 2010	USD 71.5	USD 70.2	129.7	127.1	129.7	-
Payables in U.S. dollars			(USD 71.5)	(USD 70.2)	(128.5)	(124.2)	-	128.5
Total result			-	-	1.2	2.9	129.7	128.5

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to
Receivables in predetermined interest rate		May 2015	R$1,809.5	R$ 853.0	1,836.6	852.9	1,836.6	-
Payables in CDI interest rate			(R$1,809.5)	(R$853.0)	(1,836.5)	(856.7)	-	1,836.5
Total result			-	-	0.1	(3.8)	1,836.6	1,836.5

d – Interest rate swaps in U.S. dollars	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			USD 60.0	USD 60.0	105.2	103.6	105.2	-
Payables in fixed interest rate in U.S. dollars			(USD 60.0)	(USD 60.0)	(108.3)	(108.4)	-	108.3
Total result			-	-	(3.1)	(4.8)	105.2	108.3

e – NDFs (non-deliverable forwards) – RPR	Banco do Brasil,	Jul 2010 to
Receivables in U.S. dollars	Bradesco, HSBC	Nov 2010	USD 44.1	USD 36.4	79.5	63.4	79.5	-
Payables in predetermined interest rate in R$			(USD 44.1)	(USD 36.4)	(80.9)	(63.0)	-	80.9
Total result			-	-	(1.4)	0.4	79.5	80.9

Total gross result			-	-	(25.0)	(33.9)	2,494.2	2,519.2
Income tax			-	-	(3.3)	(2.2)	(3.3)	-
Total net result			-	-	(28.3)	(36.1)	2,490.9	2,519.2
1 In million. Currency as indicated

All transactions mentioned above were properly registered with CETIP S.A., except for the LIBOR interest rate swap in U.S. dollars, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of June 30, 2010 are described below, according to their category, risk, and protection strategy:

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of June 30, 2010, the Company and its subsidiaries had outstanding swap contracts totaling US$ 189.9 million in notional amount and, on average, they had asset position at US$ + 5.11 p.a. and liability position at 117.44 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of June 30, 2010, these swap contracts totaled US$ 71.5 million and, on average, had an asset position at 81.48% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On June 30, 2010 these swap contracts totaled R$ 1,809.5 million, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of June 30, 2010, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars (US$ 34.3 million) and the financing denominated in foreign currency (US$ 9.8 million). On June 30, 2010 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8692/US$ and principal, proportional to the Company’s interest of US$ 44.1 million.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On June 30, 2010 these instruments of protection amounted US$ 94.3 million.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of June 30, 2010 these instruments of protection totaled R$ 1,809.5 million.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Gains (losses) on instruments of protection

The following table summarizes the values of gains (losses) recorded in the first semester of 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	Consolidated
	R$ million
	Income	Shareholders’ equity

a – Exchange rate swaps receivable in U.S. dollars	(5.3)	-
b – Exchange rate swaps payable in U.S. dollars	(1.4)	-
c - Interest rate swaps in R$	7.0	-
d - Interest rate swaps in U.S. dollars	(1.7)	0.9
e - NDFs (non-deliverable forwards) - RPR	1.3	(0.9)

Total	(0.1)	-

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hegding in Reais.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of June 30, 2010 and March 31, 2010 are stated below:

	06/30/2010		03/31/2010
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	85,347	85,347	80,869	80,869
Currency and interest hedging instruments	(28,346)	(28,346)	(36,138)	(36,138)
Financial investments	2,926,840	2,926,840	1,824,218	1,824,218

	2,983,841	2,983,841	1,868,949	1,868,949

Financial liabilities:
Financing	4,042,742	4,092,634	3,116,489	3,161,295
Debentures	1,246,903	1,234,625	1,215,750	1,213,654
Finance leases	9,659	9,659	12,436	12,436

	5,299,304	5,336,918	4,344,675	4,387,385

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial statements, which correspond to their fair value.
•
Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2010 and March 31, 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of June 30, 2010. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.68 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of June 30, 2010, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of June 30, 2010 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	77,333	182,080	286,826
(2) Debts in dollars	appreciation	(77,335)	(182,099)	(286,863)
(1)+(2)	Net Effect	(1)	(19)	(37)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(798)	(33,218)	(65,637)
(4) Gross margin of Oxiteno	devaluation	798	33,218	65,637
(3)+(4)	Net Effect	-	-	-

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar	1,293	21,471	41,649
(6) Petroleum imports / FINIMP	appreciation	(1,293)	(21,471)	(41,649)
(5)+(6)	Net Effect	-	-	-

For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of June 30, 2010 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on June 30, 2010. The result is stated on the table below:

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

		Scenario I
	Risk	(likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR swap - fixed rate	Increase in	439	747	1,055
(2) LIBOR Debt	LIBOR	(444)	(756)	(1,067)
(1)+(2)	Net Effect	(5)	(9)	(12)

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of June 30, 2010 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	80	(142,455)	(269,347)
(2) Fixed rate financing	prefixed rate	(80)	142,475	269,389
(1)+(2)	Net Effect	-	20	42

22	Contingencies and commitments (Consolidated)

a.	Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Cia Ultragraz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 150,297 as of June 30, 2010 (R$ 145,586 as of March 31, 2010) and have recorded a corresponding liability.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo - Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary  injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables. The other subsidiaries maintain a provision of R$ 944 as of June 30, 2010 (R$ 928 as of March 31, 2010) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,375 as of June 30, 2010 (R$ 6,330 as of March 31, 2010). The subsidiary Ultracargo Participações decided to include an administrative case related to this thesis within the Law 11941/09 amnesty and reclassified part of the provisioned contingency to the line of taxes payable.

The subsidiary IPP has proposed a Declaratory Action questioning the constitutionality of Law No. 9316/96, which denied the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and the subsidiary is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has constituted judicial deposits and recorded a provision for contingencies amounting to R$ 12,528 as of June 30, 2010 (R$ 12,528 as of March 31, 2010).

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed lawsuits to obtain exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 938; the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested preliminary injunction, and is still normally paying the CSLL.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 49,436 as of June 30, 2010 (R$ 46,617 as of March 31, 2010); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits.

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 34,824, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued at June 30, 2010 is R$ 22,317 (R$ 22,006 as of March 31, 2010).

The subsidiary IPP has provisions for contingencies related to ICMS related mainly to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount actually practiced in sales to final consumers, resulting in excessive retention of ICMS by the Refinery, R$ 29,297 (b) delinquency notice for interstate sales of fuel to industrial customers without taxation of ICMS, because the interpretation of Article 2 of the LC 87/96, R$ 26,643, (c) requirement of the reversal of ICMS credits in the State of Minas Gerais, in the interstates, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by a preliminary injunction granted by the STF, R$ 33,753, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers, because there is no retention under the duration of the Conventions ICMS 105/92 and 112/93 R$ 7,794 (e) assessments for deducting of unconditional discounts from the tax basis for ICMS due to tax substitution, in the state of Minas Gerais, R$ 17,193 , (f) delinquency notice resulting from lack of ICMS collection in the States due to errors or lack of delivery of reports in interstate operations, contemplated by Convention ICMS 54/02, that enabled the transfer of ICMS to the state of fuel consumption, R$ 4,129, and (g) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 9,043. In the second quarter of 2010, the subsidiary IPP adhered to the amnesties granted by the states of Goiás, Pará, Paraíba, Tocantins and Paraná and partially paid its contingent liabilities.

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial statements, relate to ICMS and related mainly to: (a) assessments for lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions designed to separate the tax substitution, R$ 68,339, (b) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC, R$ 24,338, (c) requirement of the reversal credit on the difference between the values that formed the basis for withholding tax and the amounts actually charged on sales to final consumers, R$ 40,727, (d) assessments for alleged non-payment of taxes, R$ 22,440, (e) requirement by SEFAZ RJ-reversal of ICMS credits on purchases of basic oils, due to the subsequent output of finished lubricant without taxation, R$ 36,005, (f) delinquency notice on interstate sales of fuel for industrial customer without ICMS, following the interpretation of Article 2 of LC 87/96, R$ 6,221, (g) records of notices issued in Ourinhos / SP for the operations to return the loan of ethanol made with tax deferral, R$ 19,077, (h) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 14,748, (i) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$15,524, (j) records of notices issued on the grounds of alleged improper calculation of the base of ICMS, since it was not included in the database to calculate the value of the tax itself in interstate operations with petroleum products for final consumers, R$ 11,521, (k) requiring the reversal of ICMS credits on the freight contract to transport fuel, due to the fact that the operation is not taxed as constitutional non-impact, for R$ 11,893 and (l) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 10,488.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

In addition, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of June 30, 2010, is R$ 55,339 (R$ 54,780 as of March 31, 2010). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 29,670 as taxes payable. The non-provisioned amount for the others cases updated as of June 30, 2010 is R$ 49,760 (R$ 50,464 as of March 31, 2010).

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste and EMCA are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of STF in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste, management of the subsidiaries did not deem it necessary to record a provision as of June 30, 2010.

Subsidiary Cia. Ultragaz is facing an administrative case pending before the CADE, for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. This administrative decision had its execution suspended under court order and the merits are being discussed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s management did not record a provision to this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 29 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 19,554. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Subsidiary IPP has provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 31,656 as of June 30, 2010 (R$ 31,262 as of March 31, 2010).

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the interim financial statements due to their contingent nature.

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance as of Mar. 31, 2010	Additions	Write-offs	Adjustments	Balance as of Jun. 30, 2010

IRPJ and CSLL	167,351	13,382	(190)	2,420	182,963
PIS and COFINS	71,341	2,082	-	1,071	74,494
ICMS	193,561	17,328	(52,489)	894	159,294
INSS	7,301	-	(45)	172	7,428
Civil litigation	31,457	-	(284)	678	31,851
Labor litigation	8,599	-	(805)	162	7,956
Others	4,857	-	(2,481)	29	2,405
(-) Amounts in escrow	(216,919)	(4,222)	(203)	(3,333)	(224,677)

Total	267,548	28,570	(56,497)	2,093	241,714

The Company and its subsidiaries decided to include within the amnesty introduced by Law 11941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law, and recorded in its interim financial information for March 31, 2010 an expense of R$ 15,264, net of taxes.

b.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimun moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of June 30, 2010, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to June 30, 2010 and June 30, 2009, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem, including the minimum purchase commitment related to 2009.

	Minimum purchase commitment (accumulated first semester)			Accumulated demand First semester (actual)

	2010		2009	2010	2009

In tons of ethylene	87,921	(*)	94,219	94,411	72,543

(*) Adjusted for the maintenance stoppage carried out by Braskem in the period.

In August 2008, the subsidiary Oxiteno S.A signed an Ethylene Supply Agreement with Quattor Química S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

c.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,050 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of a review on interim financial information, and consequently haven’t been reviewed by our independent accountants.

d.	Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	06/30/2010	03/31/2010

Up to 1 year	752	554
More than 1 year	776	553
	1,528	1,107

The total payments of operating lease recognized as expense for the quarter was R$ 171 (R$ 127 as of June 30, 2009).

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

23	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of June 30, 2010, the Company and its subsidiaries contributed R$ 6,414 (R$ 5,107 as of June 30, 2009) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of June 30, 2010 was 7,189 active participants and 45 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.	Post-employment benefits

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of June 30, 2010 are R$ 102,040 (R$ 102,040 as of March 31, 2010), of which R$ 11,955 (R$ 11,955 as of March 31, 2010) are recorded as current liabilities and R$ 90,085 (R$ 90,085 as of March 31, 2010) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial statements in accordance with Resolution CVM 371/2000.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

24	Other information – Market announcement

On July 1, 2010, the Company announced that it had concluded the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million by Ultracargo, in addition to the R$ 8 million deposit received upon the announcement of the transaction on March 31, 2010.  This transaction allows Ultracargo Participações to focus exclusively on its liquid bulk storage business, segment in which it has a leadership position and which already represented approximately 85% of the results after the recent acquisitions of União Terminais and Puma and investments in capacity expansions at the Aratu, Santos and Suape terminals.

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of June 30, 2010 (number of shares)

		Jun-30-10
	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328
Board of Directors¹	46	42,007	42,053
Officers²	-	280,775	280,775
Fiscal Council	-	1,100	1,100
Note:
¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position. Should the member not be part of the controlling group, only its direct ownership is included.

²Shares owned by Officers which were not included in Controlling Shareholders' position

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council (number of shares)

		Jun-30-10			Jun-30-09
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	40,271	33,788,328	33,748,057	294,732	34,042,789
Board of Directors¹	46	42,007	42,053	46	7	53
Officers²	-	280,775	280,775	-	251,073	251,073
Fiscal Council	-	1,100	1,100	-	1,071	1,071
Note:	¹Shares owned by member of the Board of Directors which were not included in Controlling Shareholders' position
²Shares owned by Officers which were not included in Controlling Shareholders' position

Total free float and its percentage of total shares as of June 30, 2010 (number of shares)

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999
( - ) Shares held in treasury	6,617	2,138,772	2,145,389
( - ) Shares owned by Controlling Shareholders	33,748,057	40,271	33,788,328
( - ) Shares owned by Management	46	322,782	322,828
( - ) Shares owned by affiliates*	-	172,700	172,700

Free-float	15,675,177	83,991,577	99,666,754
% Free-float / Total Shares	31.71%	96.91%	73.23%
*Subsidiaries

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of June 30, 2010 (number of shares)

ULTRAPAR PARTICIPAÇÕES S.A.	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Aberdeen Asset Management PLC1	-	-	11,942,785	13.78%	11,942,785	8.78%
Parth Investments Company2	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Caixa de Previdência dos Funcionários do Banco do Brasil3	-	-	8,200,724	9.46%	8,200,724	6.03%
Monteiro Aranha S.A.4	5,212,637	10.55%	1,004,768	1.16%	6,217,405	4.57%
Dodge & Cox, Inc.5	-	-	6,067,632	7.00%	6,067,632	4.46%
Genesis Asset Managers LLP1	-	-	4,341,794	5.01%	4,341,794	3.19%
Shares held in treasury	6,617	0.01%	2,138,772	2.47%	2,145,389	1.58%
Others	2,252,219	4.56%	51,572,856	59.51%	53,825,075	39.55%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds)
2 Company headquartered outside of Brazil, ownership information is not available
3 Pension fund of employees of Banco do Brasil headquartered in Brazil
4 Brazilian public listed company, ownership information is publicly available
5 Fund manager headquartered in the United States

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	-	-	10,654,109	12.03%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Joyce Igel de Castro Andrade	6,398,967	10.12%	2,062,989	8.14%	8,461,956	9.56%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	-	3,775,470	4.26%
Others	6,917,680	10.95%	448,063	1.77%	7,365,743	8.32%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Ultrapar Participações S.A. and Subsidiaries Notes to the interim financial statements (In thousands of Reais, unless otherwise stated)

Interest in the subsidiaries

1 - Item	2 -Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of Investor´s shareholders' equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)
1	Ultracargo - Operações Logisticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100%	13.28%	Commercial, industrial and other	9,324	9,324
2	Transultra - Armazenagem Transportes Especiais Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated	100%	1.48%	Commercial, industrial and other	34,999	34,999
3	Petrolog Serviços e Armazéns Gerais Ltda.	05.850.071/0001-05	Investee of subsidiary/affiliated	100%	0.44%	Commercial, industrial and other	969	412
4	AGT - Armazéns Gerais e Transportes Ltda.	11.404.873/0001-86	Investee of subsidiary/affiliated	100%	0.50%	Commercial, industrial and other	27,168	10
5	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99%	14.49%	Commercial, industrial and other	63,372	63,372
6	União/Vopak Armazéns Gerais Ltda.	77.632.644/0001-27	Investee of subsidiary/affiliated	50%	0.11%	Commercial, industrial and other	30	30
7	Ultracargo Argentina S.A.	OFF-SHORE	Investee of subsidiary/affiliated	100%	1.47%	Commercial, industrial and other	507	507
8	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100%	34.60%	Commercial, industrial and other	35,102	35,102
9	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	100%	15.31%	Commercial, industrial and other	8,505	8,505
10	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	117	117
11	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100%	10.55%	Commercial, industrial and other	590,815	490,815
12	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.92%	Commercial, industrial and other	554	554
13	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.54%	Commercial, industrial and other	122,048	122,048
14	Oxiteno Andina, C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.49%	Commercial, industrial and other	12,076	12,076
15	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	1	1
16	U. A. T. E. S. P. E. Empreendimentos e Participações Ltda.	09.364.319/0001-70	Investee of subsidiary/affiliated	100%	0.42%	Commercial, industrial and other	18,220	18,220
17	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100%	0.41%	Commercial, industrial and other	199,323	199,323
18	Ipiranga Produtos de Petróleo S.A.	33.337.122/0001-27	Closely-held subsidiary	100%	46.00%	Commercial, industrial and other	224,467,228	224,467,228
19	Centro de Conveniencias Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100%	0.04%	Commercial, industrial and other	1,171	1,171
20	Conveniências Ipiranga Norte Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100%	0.07%	Commercial, industrial and other	164	164
21	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	50	50
22	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100%	0.33%	Commercial, industrial and other	254	254
23	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated	100%	1.20%	Commercial, industrial and other	55,746	15,647
24	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated	100%	0.01%	Commercial, industrial and other	510	510
25	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50%	1.77%	Commercial, industrial and other	11	11
26	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100%	0.20%	Commercial, industrial and other	3,515	3,515
27	Imaven Imóveis Ltda.	61.604.112/0001-46	Investee of subsidiary/affiliated	100%	4.02%	Commercial, industrial and other	116,179	116,179
28	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated	99%	8.27%	Commercial, industrial and other	800,079	800,033
29	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated	100%	3.94%	Commercial, industrial and other	24	24
30	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56%	0.29%	Commercial, industrial and other	3,074	3,074
31	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.18%	Commercial, industrial and other	1	1
32	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100%	0.59%	Commercial, industrial and other	13,497	13,497
33	S.A. de Óleo Galena-Signal	61.429.387/0001-90	Investee of subsidiary/affiliated	100%	0.05%	Commercial, industrial and other	100	100
34	Oil Trading Importadora e Exportadora Ltda.	11.454.455/0001-01	Investee of subsidiary/affiliated	100%	0.79%	Commercial, industrial and other	40,000	40,000
35	Refinaria de Petróleo Riogranadense S.A.	94.845.674/0001-30	Closely-held subsidiary	33%	0.14%	Commercial, industrial and other	5,079	5,079
36	Serma Assoc.Usuarios Equip. Proc. Dados e Serv.Correlatos	61.601.951/0001-00	Closely-held subsidiary	100%	0.00%	Commercial, industrial and other	8,059	8,059

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter 2010

(1) Key Indicators - Consolidated:

(R$ million)	2Q10	2Q09	1Q10	Change 2Q10 X 2Q09	Change 2Q10 x 1Q10	1H10	1H09	Change 1H10 X 1H09
Net sales and services	10,377.4	9,621.8	9,940.8	8%	4%	20,318.2	16,033.2	27%
Cost of sales and services	(9,554.5)	(8,927.5)	(9,216.4)	7%	4%	(18,770.9)	(14,812.7)	27%
Gross Profit	822.9	694.3	724.4	19%	14%	1,547.3	1,220.5	27%
Selling, general and administrative expenses	(487.3)	(480.0)	(470.0)	2%	4%	(957.3)	(833.0)	15%
Other operating income (expense), net	1.8	0.7	6.6	136%	-73%	8.4	5.5	54%
Income from operations before financial items	337.3	215.1	261.1	57%	29%	598.4	393.0	52%
Financial (expense) income, net	(67.8)	(86.9)	(75.3)	-22%	-10%	(143.1)	(145.9)	-2%
Equity in subsidiaries and affiliated companies	(0.2)	0.1	0.0	-218%	-743%	(0.1)	0.0	-457%
Non-operating income (expense), net	(2.2)	6.9	0.9	-133%	-359%	(1.4)	9.9	-114%
Income before taxes and social contribution	267.1	135.2	186.7	98%	43%	453.8	257.1	77%
Income and social contribution taxes	(78.3)	(43.4)	(56.5)	80%	39%	(134.8)	(79.6)	69%
Benefit of tax holidays	8.5	2.8	7.1	199%	19%	15.6	9.8	60%
Minority interest	(1.3)	(1.4)	3.2	-5%	-140%	1.9	(2.7)	171%
Net income	196.0	93.3	140.5	110%	39%	336.5	184.5	82%

EBITDA	433.4	320.6	362.4	35%	20%	795.8	594.7	34%

Volume – LPG sales – thousand tons	406.9	400.7	370.6	2%	10%	777.6	764.6	2%
Volume – Fuels sales – thousand of cubic meters	4,984.5	4,635.4	4,600.4	8%	8%	9,584.9	7,405.4	29%
Volume – Chemicals sales – thousand tons	175.5	160.0	163.8	10%	7%	339.3	283.6	20%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar’s financial statements for the year ended December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In connection with the process of converging the accounting practices adopted in Brazil to the international financial reporting standards (IFRS), several guidelines, interpretations and orientations were issued during 2009 with mandatory application for the year ending December 31st, 2010. Ultrapar decided to rely on the option foreseen in Article 1 of CVM Resolution 603/2009, as amended by CVM Resolution 626/2010, an option that allows companies to report their quarterly information for the periods ended June 30th and March 31st, 2010 in accordance with the accounting standards valid on December 31st, 2009.

The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented without elimination of transactions carried out between the companies. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated financial information. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The results of Texaco were consolidated in Ultrapar’s financial statements from April 1st, 2009, after the closing of the acquisition on March 31st, 2009. Ultrapar’s financial statements in periods prior to 2Q09 do not include Texaco’s results.

In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for 2Q09, 3Q09, 4Q09, 1Q10 and 2Q10 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of the acquired operations. The analysis and discussion of the progression in Ipiranga’s results presented in this document exclude non-recurring items, in order to provide comparability of the information and a better understanding of the company’s performance.

		IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	JUNE 2010	MARCH 2010¹	DECEMBER 2009	SEPTEMBER 2009	JUNE 2009

Net sales	8,837.6	8,591.5	8,988.7	8,183.6	8,212.9

Cost of sales and services	(8,361.9)	(8,120.2)	(8,483.1)	(7,742.2)	(7,780.5)

Gross profit	475.7	471.2	505.6	441.4	432.4

Operating expenses	(274.6)	(267.5)	(285.4)	(266.4)	(269.2)
Selling	(150.9)	(147.8)	(136.0)	(136.1)	(140.5)
General and administrative	(92.4)	(87.7)	(104.0)	(86.2)	(96.0)
Depreciation and amortization	(31.3)	(32.0)	(45.4)	(44.1)	(32.6)

Other operating results	5.5	6.4	10.1	3.4	2.2

EBIT	206.6	210.1	230.3	178.4	165.4

EBITDA	238.2	242.7	277.9	224.7	200.1

Depreciation and amortization	31.6	32.6	47.6	46.3	34.7

EBITDA margin (R$/m³)	48	53	55	47	43

1 The information for 1Q10 also exclude the effects of adhering the Federal and Mato Grosso State’s tax financing program, with an impact of R$ 22 million on Ipiranga’s EBITDA. Additional information is available in note 22.a. to the financial statements for the quarter ended March 31st, 2010, available on Ultrapar’s website (www.ultra.com.br).

Effect of the divestment – Ultracargo’s road transportation, in-house logistics and solid bulk storage
On July 1st, 2010, Ultrapar concluded the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. and the receipt of R$ 74 million, in addition to the R$ 8 million deposit received upon the announcement of the transaction on March 31st, 2010. Ultrapar and Ultracargo’s financial statements as of 3Q10 will no longer consolidate the results of the businesses sold.

 (2) Performance Analysis:

Net Sales and Services: Ultrapar’s consolidated net sales and services amounted to R$ 10,377 million in 2Q10, up 8% over 2Q09, as a consequence of the growth in sales in Ipiranga, Ultragaz and Oxiteno. Compared with 1Q10, Ultrapar’s net sales and services increased by 4% due to seasonality between the periods. In the first half of 2010, Ultrapar's net sales and services amounted to R$ 20,318 million, up 27% compared with the first half of 2009, mainly as a consequence of the consolidation of Texaco's net sales and services from 2Q09 onwards.

Ultragaz: In 2Q10, Ultragaz’s sales volume amounted to 407 thousand tons, up 2% over 2Q09. In the bottled segment, Ultragaz sales volume remained stable compared with 2Q09. In the bulk segment, sales volume grew 4% due to the higher level of economic activity and a recovery in the industrial activity. Compared with 1Q10, Ultragaz’s sales volume increased by 10%, as a result of seasonality between periods. For the first half of 2010, Ultragaz’s sales volume totals 778 thousand tons in sales volume, 2% growth compared with 1H09. Ultragaz’s net sales and services amounted to R$ 922 million in 2Q10, up 7% over 2Q09, as a result of higher sales volume, an increase in the cost of LPG used in the bulk segment from January 2010 onwards and commercial initiatives and operational efficiency programs implemented. Compared with 1Q10, net sales and services increased by 10%, in line with the sales volume progression. For 1H10, Ultragaz’s net sales and services totaled R$ 1,764 million, up 8% from 1H09.

Ipiranga: Ipiranga’s sales volume totaled 4,985 thousand cubic meters in 2Q10, 8% higher than that in 2Q09. Sales volume of fuels for light vehicles grew by 4%, mainly as a consequence of the increase in the light vehicle fleet during the last 12 months. Diesel volume grew by 11% due to the higher level of economic activity in 2Q10. Compared with 1Q10, sales volume increased by 8% as a result of seasonality between quarters. In 1H10, Ipiranga’s sales volume totals 9,585 thousand cubic meters, up 29% over 1H09, mainly due to the consolidation of Texaco’s volume from 2Q09 onwards. Ipiranga’s net sales and services amounted to R$ 8,838 million in 2Q10, up 8% over 2Q09, in line with sales volume variation. Compared with 1Q10, Ipiranga’s net sales and services revenues grew by 3% as a consequence of the increase in sales volume, partially offset by the lower average price derived from (i) a decrease in the share of gasoline in the product mix in 2Q10 and (ii) the reduction in ethanol cost in 2Q10, due to the increased availability of the product compared with 1Q10. In 1H10, Ipiranga's net sales and services amounted to R$ 17,429 million, a 31% increase compared with 1H09, mainly as a consequence of the consolidation of Texaco's net sales and services from 2Q09 onwards.

Oxiteno: Oxiteno’s sales volume totaled 176 thousand tons, up 10% (16 thousand tons) over 2Q09, highlighting the 15% increase in sales volume of specialty chemicals, on the back of higher level of economic activity compared with 2Q09 and enabled by the expansions in the production capacity. In the Brazilian market, sales volume increased by 18% (19 thousand tons), with positive progression in all markets, notably in specialty chemicals sold to the cosmetics, agrochemicals and coatings industries. Sales volume outside Brazil decreased by 7% (4 thousand tons) due to higher spot sales of glycols in 2Q09. Compared with 1Q10, sales volume increased by 7% (12 thousand tons) as a result of seasonality between quarters. Oxiteno’s sales volume for 1H10 totals 339 thousand tons, up 20% over 1H09. Oxiteno’s net sales and services totaled R$ 549 million in 2Q10, up 16% over 2Q09, despite the 14% stronger Real, as a consequence of the recovery in average dollar prices and a 10% growth in sales volume. Compared with 1Q10, Oxiteno’s net sales and services increased by 16%, as a consequence of the recovery in average dollar prices and the seasonally higher volume. Net sales and services in 1H10 totaled R$ 1,021 million, up 9% from 1H09.

Ultracargo: In 2Q10, Ultracargo reported a 14% increase in average effective storage compared with 2Q09, due to the consolidation of the terminal acquired in Suape in December 2009 and higher volume of operations in Aratu terminal, on the back of the capacity expansion completed, partially offset by a reduction in the handling of ethanol. In the transportation segment, total kilometrage travelled in 2Q10 declined by 13% compared with 2Q09, especially due to Ultracargo’s decision to reduce its presence in certain segments during 2009. Compared with 1Q10, Ultracargo’s average effective storage was 4% higher and the total kilometrage travelled increased by 2%. In 1H10, Ultracargo accumulates an 18% increase in the average effective storage of its terminals and a 16% decrease in the total kilometrage travelled. Ultracargo’s net sales and services amounted to R$ 86 million in 2Q10, down 2% from 2Q09, despite the 14% increase in average storage, due to a reduction in kilometrage travelled. Compared with 1Q10, Ultracargo’s net sales and services grew by 5%, mainly due to the progression in average storage. For 1H10, Ultracargo’s net sales and services totaled R$ 169 million, down 1% from 1H09.

Cost of Good Sold: Ultrapar’s cost of goods sold amounted to R$ 9,554 million in 2Q10, up 7% from 2Q09, as a result of the higher volume of operations in all the businesses. Compared with 1Q10, Ultrapar’s cost of goods sold increased by 4%, especially due to seasonality between quarters. In the first half of 2010, Ultrapar's cost of goods sold amounted to R$ 18,771 million, a 27% increase compared with the first half of 2009, mainly as a consequence of the consolidation of Texaco's cost of goods sold from 2Q09 onwards.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 760 million in 2Q10, up 5% over 2Q09, as a consequence of a 6% increase in ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and higher sales volume. Compared with 1Q10, the cost of products sold increased by 9%, mostly in line with the sales volume variation. For 1H10, Ultragaz’s cost of goods sold totaled R$ 1,456 million, 6% higher than that in 1H09.

Ipiranga: Ipiranga’s cost of goods sold amounted to R$ 8,362 million in 2Q10, up 7% over 2Q09, mainly as a result of the 8% growth in sales volume. Compared with 1Q10, the cost of goods sold grew by 3%, lower than the growth of 8% in the volume, as a consequence of (i) a decrease in the share of gasoline in the product mix in 2Q10 and (ii) the decrease in ethanol cost in 2Q10, due to the increased availability of the product compared with 1Q10. In 1H10, Ipiranga’s cost of goods sold totaled R$ 16,482 million, 31% higher than that reported in 1H09, mainly as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 onwards.

Oxiteno: Oxiteno’s cost of goods sold in 2Q10 amounted to R$ 422 million, up 5% over 2Q09, as a result of the 10% increase in sales volume and higher costs of raw material in dollars, partially offset by the 14% stronger Real. Compared with 1Q10, Oxiteno’s cost of goods sold increased by 8%, in line with sales volume variation, while raw material prices in dollars and the exchange rate remained stable in the period. For 1H10, Oxiteno’s cost of goods sold totaled R$ 814 million, up 5% from 1H09.

Ultracargo: Ultracargo’s cost of services provided amounted to R$ 43 million in 2Q10, down 16% over 2Q09, mainly due to its reduced presence in the transportation segment and a R$ 6 million reduction in depreciation resulting from the revision in the useful life of assets. Compared with 1Q10, Ultracargo’s cost of services provided grew by 5%, due to the progression in the volume of operations. For 1H10, Ultracargo’s cost of services provided totaled R$ 83 million, down 16% from 1H09.

Gross profit: Ultrapar’s gross profit amounted to R$ 823 million in 2Q10, up 19% from 2Q09 as a consequence of the growth seen in all the businesses. Compared with 1Q10, Ultrapar’s gross profit was up by 14%, as a consequence of seasonality in its businesses. In 1H10, Ultrapar’s gross profit totalled R$ 1,547 million, a 27% increase compared with 1H09.

Sales, General and Administrative Expenses: Sales, general and administrative expenses at Ultrapar reached R$ 487 million in 2Q10, up 2% and 4% on 2Q09 and 1Q10, respectively. In the first half of 2010, Ultrapar’s sales, general and administrative expenses totaled R$ 957 million, up 15% compared with the first half of 2009, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards.

Ultragaz: Ultragaz’s sales, general and administrative expenses amounted to R$ 106 million in 2Q10, up 13% over 2Q09 as a consequence of (i) an increase in personnel expenses, due to the effects of inflation and higher variable compensation, in line with the earnings progression, and (ii) an increase in expenses related to promotional and sales campaigns. Compared with 1Q10, sales, general and administrative expenses decreased by 1%, with the increase in sales volume offset by higher expenses related to promotional and sales campaigns in 1Q10. For 1H10, Ultragaz’s sales, general and administrative expenses totaled R$ 212 million, up 17% compared with 1H09.

Ipiranga: Ipiranga’s sales, general and administrative expenses totaled R$ 275 million in 2Q10, up 2% compared with 2Q09, despite the 8% increase in sales volume, due to the implementation of the operational and administrative synergy plan. Compared with 1Q10, sales, general and administrative expenses increased by 3%, despite the 8% increase in sales volume, due to higher expenses related to advertising and marketing in 1Q10. Excluding depreciation, Ipiranga’s sales, general and administrative expenses represented R$ 49/m3 of product sold, lower than the R$ 51/m3 in 2Q09 and in 1Q10. For 1H10, Ipiranga’s sales, general and administrative expenses totaled R$ 542 million, up 21% from 1H09, mainly due to the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 onwards.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 81 million in 2Q10, up 19% and 22% compared with 2Q09 and 1Q10 respectively, as a consequence of (i) higher freight expenses resulting from increased sales volume and (ii) higher variable compensation, in line with the strong earnings progression. For 1H10, sales, general and administrative expenses totaled R$ 147 million, up 12% compared with 1H09.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 23 million in 2Q10, up 3% from 2Q09, despite the 14% growth in stored volume and the effects of inflation in the period, mainly as a result of the reduced presence in the transportation segment and operational synergies resulting from União Terminais’ integration during 2009. Compared with 1Q10, Ultracargo’s sales, general and administrative expenses increased by 16%, especially due to higher indemnification expenses related to the transportation segment in 2Q10. For 1H10, sales, general and administrative expenses totaled R$ 43 million, down 5% compared with 1H09.

Income from Operations before Financial Items: Ultrapar’s income from operations before financial items amounted to R$ 337 million in 2Q10, up 57% from 2Q09 as a consequence of the increase in the income from operations before financial items of all the businesses. Compared with 1Q10, Ultrapar’s income from operations before financial items was up by 29% due to the seasonality in its businesses. In 1H10, Ultrapar’s income from operations before financial items totalled R$ 598 million, a 52% increase compared with 1H09.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 2Q10 amounted to R$ 96 million, down R$ 9 million and R$ 5 million from 2Q09 and 1Q10, respectively, mainly as a result of the revision in the economic useful life of assets in accordance with Technical Standard ICPC (Brazilian Accounting Pronouncements Committee) 10, in effect from January 1st, 2010 onwards. In 1H10, Ultrapar’s total depreciation costs and expenses amounted to R$ 197 million, down R$ 4 million from 1H09.

Financial result: Ultrapar reported net financial expense of R$ 68 million in 2Q10, R$ 19 million lower than that in 2Q09, mainly as a result of the reduction in the cost of debt and the lower average net debt. The net debt to last 12 months EBITDA ratio decreased from 2.0 times at the end of 2Q09, right after the disbursement for the acquisition of Texaco, to 1.5 time at the end of 2Q10. Compared with 1Q10, net financial expense was R$ 7 million lower. In 1H10, Ultrapar reported net financial expense of R$ 143 million, R$ 3 million lower than that in 1H09.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 70 million in 2Q10, compared with an expense R$ 41 million in 2Q09, especially due to the lower pre-tax profit. Compared with 1Q10, income tax and social contribution expenses, net of benefit of tax holidays was up 42%. In 1H10, income tax and social contribution expenses, net of benefit of tax holidays amounted to R$ 119 million, 71% up from 1H09.

Net Earnings: Ultrapar’s consolidated net earnings in 2Q10 amounted to R$ 196 million, a growth of 110% and 39% over 2Q09 and 1Q10, respectively, mainly due to the EBITDA growth and lower financial expenses in 2Q10. In 1H10, Ultrapar reported net earnings of R$ 337 million, a growth of 82% over 1H09.

EBITDA: Ultrapar’s EBITDA amounted to R$ 433 million in 2Q10, 35% and 20% growth over 2Q09 and 1Q10, respectively. In the first half of 2010, Ultrapar’s EBITDA amounted to R$ 796 million, up 34% compared with the first half of 2009 as a result of the EBITDA growth in all the businesses and the consolidation of Texaco’s EBITDA from 2Q09 onwards.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 83 million in 2Q10, up 13% over 2Q09, especially due to a recovery in margins, to which the operational efficiency programs implemented contributed, and an improvement in the bulk segment performance, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation. Compared with 1Q10, Ultragaz’s EBITDA increased by 18%, mainly as a consequence of a seasonally higher volume. For 1H10, Ultragaz’s EBITDA reached R$ 154 million, up 22% from 1H09.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 238 million in 2Q10, up 19% over 2Q09, mainly on the back of higher sales volume and the implementation of the operational and administrative synergy plan. Compared with 1Q10, Ipiranga’s EBITDA declined by 2% due to a better product mix in 1Q10. For 1H10, Ipiranga’s EBITDA reached R$ 481 million, up 40% from 1H09.

In 2Q10 Ipiranga’s unit EBITDA margin amounted to R$ 48/m³, a R$ 5/m³ or 11% growth compared to the EBITDA margin of R$ 43/m³ in 2Q09. Compared with 1Q10, Ipiranga’s EBITDA declined by R$ 5/m3 or 9% due to the variation in the product mix between quarters, derived from the strong fluctuation in the ethanol availability in the market during 1H10.

In 2Q10, Ipiranga’s reported EBITDA, which considers non-recurring items, amounted to R$ 236 million, up 37% over 2Q09 and up 12% over 1Q10. For 1H10, Ipiranga’s EBITDA reached R$ 446 million, up 41% from 1H09.

Oxiteno: Oxiteno’s EBITDA totaled R$ 71 million in 2Q10, up 142% over 2Q09, despite the 14% stronger Real, as a consequence of the 10% increase in sales volume and the recovery in margins. Compared with 1Q10, Oxiteno’s EBITDA increased by 79%, as a consequence of seasonally higher volume and the recovery in margins. Oxiteno’s unit EBITDA reached US$ 224/ton in 2Q10, up 155% and 68% over 2Q09 and 1Q10, respectively. For 1H10, Oxiteno’s EBITDA reached R$ 110 million, up 46% from 1H09.

Excluding the effect derived from the process of realization of inventories with historical costs higher than replacement costs of R$ 35 million in 2Q09, Oxiteno’s EBITDA would have increased by 10% compared with 2Q09, despite the 14% stronger Real in this 2Q10.

Ultracargo: Ultracargo’s EBITDA amounted to R$ 28 million in 2Q10, a 1% increase over 2Q09, having the higher volume of operations in its terminals been partially offset by the lower kilometrage travelled in the transportation segment. In relation to 1Q10, the company’s EBITDA decreased by 7%, mainly as a result of higher administrative expenses in 2Q10. For 1H10, Ultracargo’s EBITDA reached R$ 59 million, up 13% from 1H09.

EBITDA

R$ million	2Q10	2Q09	1Q10	Change 2Q10 X 2Q09	Change 2Q10 x 1Q10	1H10	1H09	Change 1Q10 x 1Q09
Ultrapar	433.4	320.6	362.4	35%	20%	795.8	594.7	34%
Ultragaz	83.4	73.6	70.9	13%	18%	154.3	126.0	22%
Ipiranga	235.6	172.4	210.0	37%	12%	445.6	315.9	41%
Oxiteno	70.6	29.2	39.5	142%	79%	110.1	75.4	46%
Ultracargo	28.4	28.2	30.4	1%	-7%	58.8	52.2	13%

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during these first six months of 2010 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

Item 4

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

DISTRIBUTION OF DIVIDENDS

We hereby inform that the Board of Directors of Ultrapar Participações S.A., at a meeting held on August 11th, 2010, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2010, in the amount of R$ 176,814,805.20 (one hundred seventy-six million, eight hundred fourteen thousand, eight hundred five reais and twenty cents), to be paid from August 27th, 2010 onwards, without remuneration or monetary adjustment.

The holders of common and preferred shares will receive the dividend of R$ 1.32 per share.

The record date to establish the right to receive the dividend will be August 18th, 2010 in Brazil, and August 23rd, 2010 in the United States of America. Therefore, from August 19th, 2010 on, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE).

São Paulo, August 11th, 2010.

André Covre

Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Earnings release 2Q10, Minutes of the meeting, Interim financial information and Notice to shareholders)